FORM 6–K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated November 14, 2002

Pursuant to Rule 13a–16 or 15d–16
of the Securities Exchange Act of 1934

For the month of November 14, 2002

Commission File Number 001–15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH–8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contents

Press Release
CV of Leonhard Fischer
Q3 Report
Slide Presentation
Supplements to the Third Quarter Results Presentation

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Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich Telephone +41-1-333 8844 Fax +41-1-333 8877 e-mail media relations@csg

Credit Suisse Group Reports Net Operating Loss of CHF 1.8 Billion and Net Loss of CHF 2.1 Billion for the Third Quarter

Significant Insurance Losses Impact Results by CHF 1.4 Billion – Insurance Results Expected to Recover in Fourth Quarter 2002

Legacy Costs and Credit Provisions at CSFB, Exceptional Items in Private Banking and Lower Revenues due to Current Market Conditions Partially Offset by Further Cost Reductions

Board of Directors Appoints Leonhard Fischer – Former Member of the Boards of Management of Allianz AG and Dresdner Bank AG – New Chief Executive Officer of Winterthur Group

Zurich, November 14, 2002 – In the third quarter of 2002, Credit Suisse Group recorded a net operating loss, which excludes the amortization of acquired intangible assets and goodwill as well as exceptional items, of CHF 1.8 billion. This compared with a net operating loss of CHF 285 million in the second quarter of 2002 and a net operating profit of CHF 21 million in the third quarter of 2001. The Group’s net loss for the third quarter of 2002 amounted to CHF 2.1 billion, versus a net loss of CHF 579 million in the second quarter of 2002 and a net loss of CHF 299 million in the third quarter of 2001.

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Credit Suisse Group’s third quarter 2002 result is largely attributable to further significant net operating losses in the insurance units due to low investment income, which negatively impacted the Group’s performance by CHF 1.4 billion. Other factors contributing to the Group’s result included a net operating loss of CHF 426 million at Credit Suisse First Boston due to legacy costs, higher credit provisions and reduced revenues due to poor market conditions. Private Banking posted a lower net operating profit before exceptional items and minority interests of CHF 303 million, and Swiss Corporate & Retail Banking continued to perform well with a net operating profit before minority interests of CHF 102 million. The Group recorded an additional write-down of CHF 206 million on its investment in Swiss Life. Credit Suisse Group’s net loss includes exceptional items of CHF 119 million recognized in connection with the realignment of the European Private Banking offering.

For the first nine months of 2002, the Group recorded a net operating loss, which excludes the amortization of acquired intangible assets and goodwill as well as exceptional items, of CHF 1.4 billion and a net loss of CHF 2.4 billion, versus a net operating profit of CHF 3.4 billion and a net profit of CHF 2.4 billion for the first nine months of 2001.

In September 2002, Oswald J. Grübel, Chief Executive Officer of Credit Suisse Financial Services, and John J. Mack, Chief Executive Officer of Credit Suisse First Boston, were appointed Co-CEOs of the Group, in addition to their current roles leading their respective business units. They are moving ahead with an accelerated agenda of

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measures in an effort to restore the Group’s earnings strength in the coming quarters.

Oswald J. Grübel stated, “I am very pleased that the Board of Directors has appointed Leonhard Fischer the new Chief Executive Officer of Winterthur Group. Leonhard Fischer is a former Member of the Boards of Management of Allianz AG and of Dresdner Bank AG, where he was Head of the Corporate Client business and Investment Banking. Under his leadership, we will continue realigning Winterthur’s strategy, premium structure, cost base and investment policy so that it will again be profitable in an environment where investment income will remain at a much lower level than in previous years.”

He added, “To further strengthen our Private Banking franchise, we have begun realigning our European offering to substantially reduce costs, and we will continue to concentrate on enhancing client solutions and innovation.”

John J. Mack said, “Credit Suisse First Boston’s revenues declined across all businesses due to challenging conditions in the third quarter, but our core businesses remain strong, as demonstrated by our ability to maintain or improve market share and rankings in key areas. We will continue aggressively adapting our cost structure to the current environment and have launched an initiative to save another USD 500 million, in addition to the USD 2.4 billion achieved already.”

He continued, “Additional measures to improve our financial performance include the disposal of legacy asset portfolios associated with non-continuing businesses, as well as the contractual run-off of remaining incentive compensation guarantees and retention awards related to the acquisition

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of DLJ. The implementation of these measures should enable Credit Suisse First Boston to achieve a return to profitability in 2003.”

John J. Mack and Oswald J. Grübel concluded, “Credit Suisse Group’s third quarter results were clearly unsatisfactory. While the Group’s core businesses remain strong, our financial performance must improve. We are working together closely to enhance our bottom line, restore profitability in 2003 and build long-term value for the Group’s shareholders, clients and employees.”

Capital Base Remains Adequate

As of September 30, 2002, the Group’s consolidated BIS tier 1 ratio stood at 9.0%, versus 9.2% at the end of the second quarter. The capital ratios for the Group’s individual businesses are well within the target ranges set by the Group and in line with industry peers: the BIS tier 1 ratio for the Group’s banking business stood at 9.4%, up from 9.3% at the end of the second quarter. The BIS tier 1 ratios for the operating entities Credit Suisse and Credit Suisse First Boston remained strong at 7.0% and 11.9%, respectively, compared with 7.4% and 12.6%, respectively, in the second quarter of 2002. Winterthur’s solvency margin, calculated in line with the EU directive, stood at 155%, up from 123% at the end of the second quarter.

As the Group expects to report a loss for the full-year 2002, it is lowering dividend estimates to CHF 0.10 per share. The Board of Directors will submit the dividend proposal to the Annual General Meeting of Shareholders on April 25, 2003, based on the 2002 consolidated results.

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Throughout the year, Credit Suisse Group has demonstrated its ability to maintain adequate capital resources to support its businesses. Going forward, additional measures to strengthen the Group’s capital base, if appropriate opportunities arise, could include a capital-qualifying financing, including equity-linked debt instruments, balance sheet securitizations and potential divestitures of non-core businesses. The likelihood as well as the amount and timing of such measures will depend on the market environment.

Net New Assets Affected by Weak Market Conditions

Credit Suisse Financial Services reported net new assets of CHF 1.5 billion in the third quarter of 2002, which included net new assets of CHF 3.4 billion in Private Banking and CHF 0.4 billion in Life & Pensions. These were largely offset, however, by CHF 2.3 billion in net outflows from Corporate & Retail Banking, due primarily to seasonality in the account balances of corporate clients. Credit Suisse First Boston reported net asset outflows of CHF 15.2 billion, of which CHF 12.2 billion was attributable to its Institutional Asset Management business and was caused by foreign exchange impacts and performance issues, primarily from a single fixed income product. A CHF 3.0 billion outflow from the Investment Banking segment due to the divestiture of the global opportunities fund also contributed to Credit Suisse First Boston’s results. For Credit Suisse Group, an overall net asset outflow of CHF 13.7 billion resulted in the third quarter, versus an inflow of CHF 4.2 billion in net new assets in the second quarter. For the first nine months of 2002, the Group reported net new assets of CHF 4.0 billion, compared with CHF 49.0 billion for the first nine months of 2001. The Group’s total assets under management stood at CHF 1,221.8

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billion as of September 30, 2002, corresponding to a decline of 5.5% versus June 30, 2002.

Business Unit Results

The Credit Suisse Financial Services business unit reported a net operating loss, which excludes the amortization of acquired intangible assets and goodwill as well as exceptional items, of CHF 1.0 billion in the third quarter of 2002. This compared with a net operating loss of CHF 271 million in the second quarter of 2002 and a net operating profit of CHF 738 million in the third quarter of 2001. The decline of CHF 1.8 billion versus the third quarter of 2001 is primarily attributable to much lower investment income from the insurance units as a result of the income statement recognition of lower equity valuations and the realization of losses when reducing the equity exposure of the investment portfolio. The business unit’s net loss of CHF 1.2 billion in the third quarter of 2002 includes exceptional items of CHF 119 million recognized in connection with the realignment of the European Private Banking offering.

The Private Banking segment reported a net operating profit before exceptional items and minority interests of CHF 303 million in the third quarter of 2002, down 38% versus the second quarter of 2002. Operating income fell 16% versus the second quarter due to seasonal weakness, investor passivity and significantly lower revenues from the sale of structured products. Operating expenses fell 8% quarter-on-quarter due to reduced bonus accruals reflecting the lower results, as well as the implementation of cost reduction measures and the realization of synergies. Going forward, Private Banking expects good growth, particularly from Asia, the Middle East and Latin America.

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The Corporate & Retail Banking segment posted a net operating profit before minority interests of CHF 102 million in the third quarter of 2002, up 7% on the second quarter of 2002 and up 29% on the third quarter of 2001. The growth in net operating profit versus the second quarter of 2002 is primarily attributable to a 7% decrease in operating expenses. Operating income declined 2% quarter-on-quarter. The operating cost/income ratio stood at 67.6% in the third quarter of 2002, compared with 69.8% in the second quarter of 2002. The return on average allocated capital increased to 10.5%, from 9.5% in the second quarter of 2002. Credit Suisse will, in the future, focus its online banking services in Switzerland on “Direct Net”, and will further expand this platform. The online brokerage “youtrade” will be discontinued as of January 31, 2003, due to the significant decline in trading volumes and revenues.

The Life & Pensions segment reported a net operating loss before minority interests of CHF 1.5 billion in the first nine months of the year, versus a net operating profit before minority interests of CHF 500 million in the first nine months of 2001. This result reflects a CHF 3.0 billion decline in investment income compared with the first nine months of 2001. Life & Pensions recorded an increase in gross premiums written of 18% in the first nine months of 2002 versus the first nine months of 2001. Adjusted for acquisitions and divestitures, premiums rose 17% on a local currency basis. The expense ratio for the first nine months of 2002 stood at 9.3%, excluding write-downs of deferred acquisition costs of CHF 235 million, which were recognized as a result of lower long-term investment return expectations. After taking account of these write-downs, the expense ratio stood at 10.9% in the first nine months of 2002 and was thus still below the expense ratio of 11.5%

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in the first nine months of 2001, reflecting cost management efforts.

Due to lower investment income, the Insurance segment reported a net operating loss before minority interests of CHF 998 million in the first nine months of 2002, compared with a net operating profit before minority interests of CHF 500 million in the first nine months of 2001. Net premiums earned increased by 4% in the first nine months of 2002, compared with the first nine months of 2001, to CHF 11.7 billion. Adjusted for acquisitions and divestitures, the segment reported growth of approximately 8% on a local currency basis. The combined ratio improved by 2.9 percentage points against the first nine months of 2001, to 103.5% in the first nine months of 2002.

Both insurance units further reduced the equity exposure of their investment portfolios in the third quarter of 2002, in an effort to mitigate the impact of equity market volatility on their capital.

The Credit Suisse First Boston business unit reported a net operating loss, which excludes the amortization of acquired intangible assets and goodwill, of USD 255 million (CHF 426 million) in the third quarter of 2002, compared with a net operating profit of USD 229 million (CHF 371 million) in the second quarter of 2002 and a net operating loss of USD 103 million (CHF 170 million) in the third quarter of 2001. A net loss of USD 425 million (CHF 679 million) was recorded in the third quarter of 2002, compared with a net profit of USD 61 million (CHF 101 million) in the preceding quarter and a net loss of USD 281 million (CHF 472 million) in the third quarter of 2001. The decline in results versus the second quarter of 2002 was mainly attributable to lower operating income, which was down 24% on the second quarter

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to USD 2.6 billion (CHF 3.9 billion), and to higher provisions and charges associated with commercial lending and legacy items, including losses for non-continuing real estate, distressed assets and private equity. The third quarter of 2002 also included a USD 65 million (CHF 104 million) provision related to excess office facilities. As a result of cost reduction measures, third quarter 2002 operating expenses fell 18% versus the second quarter of 2002 and 29% versus the third quarter of 2001 to USD 2.2 billion (CHF 3.2 billion). In the first nine months of 2002, Credit Suisse First Boston has reduced expenses by USD 2.4 billion or 25% (CHF 4.8 billion or 29%) versus the first nine months of 2001, and it has launched an initiative in October 2002 with a view to achieving an additional USD 500 million (approximately CHF 770 million) in savings.

The Investment Banking segment reported third quarter 2002 operating income of USD 2.1 billion (CHF 3.1 billion), down 27% compared with the second quarter of 2002, reflecting declines in all divisions, and down 27% on the third quarter of 2001. As a result of cost reduction measures, third quarter 2002 operating expenses were USD 1.8 billion (CHF 2.6 billion), down 21% compared with the second quarter of 2002 and down 33% compared with the third quarter of 2001.

The CSFB Financial Services segment reported operating income of USD 501 million (CHF 742 million) for the third quarter of 2002, reflecting a decline of 9% compared with the second quarter of 2002 and of 7% compared with the third quarter of 2001. Operating expenses were down 11% compared with the third quarter of 2001 due to cost reduction measures and the sale of CSFBdirectand Autranet reported earlier this year.

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Accounting Policy

The Group is considering changing its accounting policy to allow for capitalization of deferred tax assets on net operating losses, as well as changing its estimation methodology with respect to inherent credit losses. The related impacts would be reflected in the fourth quarter 2002 results.

Outlook – Restored Profitability in 2003

Credit Suisse Group remains cautious in its outlook for its fourth quarter 2002 results given the continued challenging market environment. However, the Group anticipates that the fourth quarter should see a recovery in results at Winterthur, as the impact of lower equity valuations on the investment portfolio is expected to be significantly reduced. The Group expects that the measures being implemented will restore sound profitability in 2003.

Enquiries

Credit Suisse Group, Media Relations Telephone +41 1 333 8844

Credit Suisse Group, Investor Relations Telephone +41 1 333 4570

Additional information on Credit Suisse Group’s third quarter results (Q3 Report; slide presentation) can be found on the Internet at www.credit-suisse.com.

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Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with Private Banking and financial advisory services, banking products, and Pension and Insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an Investment Bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of September 30, 2002, it reported assets under management of CHF 1,221.8 billion.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired

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businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recent Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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Today’s Presentation of the Results

Speakers
•	Oswald J. Grübel, Chief Executive Officer of Credit Suisse Financial Services and Co-Chief Executive Officer of Credit Suisse Group as of 2003
•	John J. Mack, Chief Executive Officer of Credit Suisse First Boston and Co-Chief Executive Officer of Credit Suisse Group as of 2003
•	Philip K. Ryan, Chief Financial Officer of Credit Suisse Group
•	Richard E. Thornburgh, Chief Financial Officer of Credit Suisse First Boston

Analysts’ presentation, Zurich (English)
•	November 14, 2002, 8.00 am CET / 7.00 am GMT / 2.00 am EST at the Credit Suisse Forum St. Peter, Zurich
•	Internet:
	–	Live broadcast at www.credit-suisse.com/results
	–	Video playback available approximately 3 hours after the event
•		Telephone:
	–	Live audio dial-in on +41 91 610 4111 (Europe), +44 207 866 4111 (UK), or +1 412 858 4600 (USA), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation
	–	Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 866 4300 (UK) or +1 412 858 1440 (USA), conference ID 600#

Media conference, Zurich (English/German)
•	November 14, 2002, 10.00 am CET / 9.00 am GMT / 4.00 am EST at the Credit Suisse Forum St. Peter, Zurich
•	Internet:
	–	Simultaneous interpreting: German – English, English – German
	–	Live broadcast at www.credit-suisse.com/results
	–	Video playback available approximately 3 hours after the event
•	Telephone:
	–	Live audio dial-in on +41 91 610 4111 (Europe), +44 207 866 4111 (UK), or +1 412 858 4600 (USA), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation

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–	Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 866 43 00 (UK) or +1 412 858 1440 (USA), conference ID 846# (English)or 951# (German)

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Curriculum vitae

Leonhard H. Fischer

Born 1963

As of January 1, 2003

Member of the Executive Board of Credit Suisse Financial Services and Chief Executive Officer of Winterthur Group

Professional experience

2001 – 2002	Allianz AG, Member of the Management Board of Allianz Holding, Head of Corporates and Markets

1999	Dresdner Bank AG, Frankfurt, Member of the Executive Board, Head of Investment Banking

1998	Dresdner Bank AG, Deputy Member of the Executive Board, Head of Global Markets and Asia

1995 – 1997	Dresdner Bank AG, Frankfurt, Head of Treasury and Proprietary Trading

From 1992	JP Morgan, Frankfurt, Member of the Executive Board

1991 – 1994	JP Morgan, Frankfurt, Head of Annuity and Interest Rate Trading Frankfurt / Head of Annuity Options Trading, Europe

1987 – 1995	JP Morgan, Frankfurt

Education

1987	MA in Finance, University of Georgia

Until 1987	Business Management degree, University of Bielefeld

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CREDIT SUISSE GROUP qUARTERLY REPORT 2002 / Q3

INDEX

Editorial
Financial highlights Q3/2002
An overview of Credit Suisse Group
Credit Suisse Financial Services
Credit Suisse First Boston
Consolidated results Credit Suisse Group
Consolidated income statement
Consolidated balance sheet
Selected notes
Risk Management
Information for investors

Cautionary statement regarding forward-looking information
This Quarterly Report contains statements that constitute forward-looking statements.In addition,in the future we,and others on our behalf,may make statements that constitute forward-looking statements.Such forward-looking statements may include,without limitation,statements relating to our plans,objectives or goals;our future economic performance or prospects;the potential effect on our future performance of certain contingencies;and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward--looking statements but are not the exclusive means of identifying such statements.We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature,forward-looking statements involve inherent risks and uncertainties,both general and specific,and risks exist that predictions,forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved.We caution you that a number of important factors could cause results to differ materially from the plans,objectives,expectations,estimates and intentions expressed in such forward-looking statements.These factors include (i)market and interest rate fluctuations;(ii)the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;(iii)the ability of counterparties to meet their obligations to us;(iv)the effects of,and changes in,fiscal,monetary,trade and tax policies,and currency fluctuations;(v)political and social developments,including war,civil unrest or terrorist activity;(vi)the possibility of foreign exchange controls,expropriation,nationalization or confiscation of assets in countries in which we conduct our operations;(vii)the ability to maintain sufficient liquidity and access capital markets;(viii)operational factors such as systems failure,human error,or the failure to properly implement procedures;(ix)actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;(x)the effects of changes in laws,regulations or accounting policies or practices;(xi)competition in geographic and business areas in which we conduct our operations;(xii)the ability to retain and recruit qualified personnel;(xiii)the ability to maintain our reputation and promote our brands;(xiv)the ability to increase market share and control expenses;(xv)technological changes;(xvi)the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;(xvii)acquisitions,including the ability to integrate successfully acquired businesses;and (xviii)our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive;when evaluating forward-looking statements,you should carefully consider the foregoing factors and other uncertainties and events,as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

EDITORIAL

Dear shareholders, clients and colleagues

Credit Suisse Group’s performance in the third quarter of 2002 was clearly unsatisfactory. While the Group maintained its market position in its core businesses, results were impacted by low investment income from the insurance business, weak revenues due to current market conditions, and the legacy costs at Credit Suisse First Boston incurred in connection with non-continuing businesses. Although these factors were partially offset by cost reductions, the Group reported a net operating loss of CHF 1.8 billion and a net loss of CHF 2.1 billion for the third quarter.

We are pursuing a number of measures to restore the full earnings strength of the Group and are confident that we will return to sound profitability in 2003. At the same time, we have implemented measures to maintain an adequate capital position. As of September 30, 2002, the BIS tier 1 ratio for the Group’s banking business stood at 9.4%, and Winterthur’s solvency margin was 155%. These capital ratios are well within the target ranges set by the Group and are in line with industry peers.

As we expect to report a loss for the full-year 2002, we have lowered dividend estimates to CHF 0.10 per share. The Board of Directors will submit the dividend proposal to the Annual General Meeting of Shareholders on April 25, 2003, based on the 2002 consolidated results.

At Winterthur, realized losses in the equity portfolio and growth in premium volumes in the third quarter of 2002 gave rise to increased capital requirements. The Group responded with a CHF 2.0 billion capital contribution to strengthen the capital base of the insurance units. This transaction was financed with excess liquidity from the Group and did not impact the banking capital ratios. Winterthur also reduced its equity exposure in the third quarter to the targeted level going forward. Winterthur is now focusing on further adapting its premium structure, cost base and investment strategy to achieve profitability in an environment in which investment income is expected to be significantly lower than in previous years.

While Corporate & Retail Banking continued to record strong results, in Private Banking seasonal weakness, investor passivity and lower revenues from the sale of structured products negatively impacted operating income in the third quarter. In order to further reduce costs, we began refocusing the distribution network and infrastructure of our European offering in the third quarter. Going forward, Credit Suisse Financial Services will also concentrate on strengthening its private banking franchise in terms of client solutions, innovation and profitability.

Credit Suisse First Boston succeeded in maintaining its market shares and rankings in the third quarter, although market conditions – particularly for equity and investment banking-related businesses – continued to decline. The business unit moved actively to address legacy items, including negotiating agreements for sale covering certain non-continuing real estate, distressed assets and private equity investments. The cost reduction program initiated in 2001 continued to generate significant decreases in operating expenses of a total of USD 2.4 billion in the first nine months of 2002, corresponding to a decline of 25% compared with the same period in 2001. We have initiated further cost reductions to bring the cost structure in line with the current market opportunities. The assets and market position of Credit Suisse Group’s core businesses remain strong. However, our financial performance must improve and, as the designated CEOs of Credit Suisse Group, we are both strongly focused on the bottom line.

We look forward to working closely with our new Chairman Walter Kielholz to deliver value to our shareholders, clients and employees.

John J. Mack	Oswald J. Grübel
Chief Executive Officer Credit Suisse First Boston	Chief Executive Officer Credit Suisse Financial Services

November 2002

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CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q3/2002

Consolidated income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Operating income	5'666	7'647	8'720	(26)	(35)	21'643	30'993	(30)

Gross operating profit	314	1'079	1'490	(71)	(79)	3'225	7'606	(58)

Net operating profit 1)	(1'752)	(285)	21	–	–	(1'351)	3'358	–

Net profit	(2'148)	(579)	(299)	271	–	(2'359)	2'417	–

Return on equity (ROE)

				Change	Change			Change

				in % from	in % from	9 months		in % from

in %	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Reported ROE	(26.9)	(6.6)	(3.0)	308	–	(9.2)	8.0	–

Operating ROE 1)	(22.8)	(3.2)	0.2	–	–	(5.6)	10.9	–

Consolidated balance sheet

				Change	Change

				in % from	in % from

in CHF m	30.09.02	30.06.02	31.12.01	30.06.02	31.12.01

Total assets	999'158	987'585	1'022'513	1	(2)

Shareholders' equity	32'461	36'458	38'921	(11)	(17)

Minority interests in shareholders' equity	3'071	2'892	3'121	6	(2)

Capital data

				Change	Change

				in % from	in % from

in CHF m	30.09.02	30.06.02	31.12.01	30.06.02	31.12.01

BIS risk-weighted assets	218'700	220'467	222'874	(1)	(2)

BIS tier 1 capital	19'669	20'187	21'155	(3)	(7)

of which non-cumulative perpetual preferred securities	2'218	2'015	2'076	10	7

BIS total capital	33'647	34'174	34'888	(2)	(4)

Solvency capital Winterthur	10'127	7'907	8'555	28	18

Capital ratios

in %			30.09.02	30.06.02	31.12.01

BIS tier 1 ratio	Credit Suisse		7.0	7.4	6.9

	Credit Suisse First Boston	2)	11.9	12.6	12.9

	Credit Suisse Group	3)	9.0	9.2	9.5

	Credit Suisse Group (banking)	4)	9.4	9.3	8.8

BIS total capital ratio	Credit Suisse Group		15.4	15.5	15.7

EU solvency margin	Winterthur		155.1	122.9	128.6

Assets under management/client assets 5)

				Change	Change

				in % from	in % from

in CHF bn	30.09.02	30.06.02	31.12.01	30.06.02	31.12.01

Advisory assets under management	606.3	638.6	723.5	(5)	(16)

Discretionary assets under management	615.5	654.6	707.1	(6)	(13)

Total assets under management	1'221.8	1'293.2	1'430.6	(6)	(15)

Client assets	1'821.0	1'936.9	2'138.2	(6)	(15)

Net new assets 5)

					Change	Change			Change

					in % from	in % from	9 months		in % from

in CHF bn		3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Net new assets		(13.7)	4.2	7.2	–	–	4.0	49.0	(92)

1) Excluding amortization of acquired intangible assets and goodwill as well as exceptional items.

2) Ratio is based on a tier 1 capital of CHF 13.3 bn (30.06.02: CHF 13.9 bn; 31.12.01: CHF 15.2 bn), of which non-cumulative perpetual preferred securities is CHF 1.1 bn (30.06.02: CHF 1.0 bn; 31.12.01: CHF 1.1 bn).

3) Ratio is based on a tier 1 capital of CHF 19.7 bn (30.06.02: CHF 20.2 bn; 31.12.01: CHF 21.2 bn), of which non-cumulative perpetual preferred securities is CHF 2.2 bn (30.06.02: CHF 2.0 bn; 31.12.01: CHF 2.1 bn)	.

4) Ratio is based on a tier 1 capital of CHF 20.2 bn (30.06.02: CHF 20.2 bn; 31.12.01: CHF 19.4 bn), of which non-cumulative perpetual preferred securities is CHF 2.2 bn (30.06.02: CHF 2.0 bn; 31.12.01: CHF 2.1 bn)	.

5) Certain reclassifications have been made to conform to the current presentation.

Number of employees

					Change	Change

					in % from	in % from

		30.09.02	30.06.02	31.12.01	30.06.02	31.12.01

Switzerland	banking	21'700	21'646	21'794	0	0

	insurance	7'169	6'990	6'849	3	5

Outside Switzerland	banking	26'586	26'828	28'415	(1)	(6)

	insurance	24'982	24'856	23'103	1	8

Total employees Credit Suisse Group		80'437	80'320	80'161	0	0

Share data

				Change	Change

				in % from	in % from

	30.09.02	30.06.02	31.12.01	30.06.02	31.12.01

Shares issued	1'189'348'956	1'197'049'884	1'196'609'811	(1)	(1)

Shares repurchased1)	0	7'730'000	7'730'000	–	–

Shares outstanding	1'189'348'956	1'189'319'884	1'188'879'811	0	0

Share price in CHF	28.90	47.25	70.80	(39)	(59)

Market capitalization in CHF m	34'372	56'195	84'173	(39)	(59)

Book value per share in CHF	24.71	28.04	29.92	(12)	(17)

Share price

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

High	48.85	63.50	75.88	(23)	(36)	73.60	87.00	(15)

Low	26.80	41.65	44.80	(36)	(40)	26.80	44.80	(40)

Earnings per share

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Basic earnings per share	(1.81)	(0.49)	(0.25)	269	–	(1.98)	2.02	–

Basic earnings per share - operating1)	(1.47)	(0.24)	0.02	–	–	(1.14)	2.81	–

Diluted earnings per share	(1.81)	(0.48)	(0.25)	277	–	(1.98)	2.00	–

Diluted earnings per share - operating1)	(1.47)	(0.24)	0.02	–	–	(1.13)	2.79	–

1) Excluding amortization of acquired intangible assets and goodwill as well as exceptional items.

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AN OVERVIEW OF CREDIT SUISSE GROUP

Credit Suisse Group recorded a net operating loss of CHF 1.8 billion in the third quarter of 2002, excluding the amortization of acquired intangible assets and goodwill as well as exceptional items at Credit Suisse Financial Services, and a net loss of CHF 2.1 billion. This unsatisfactory result is largely attributable to the realization of further substantial losses in the Group’s insurance business due to falling equity market values. In Private Banking, results declined versus the previous quarter mainly as a result of market conditions and seasonal weakness. Swiss Corporate & Retail Banking achieved a good performance. Credit Suisse First Boston’s results were impacted by lower revenues, higher provisions and legacy costs, partially offset by further progress in the reduction of costs. The Group is implementing measures to return to sound profitability in 2003, while preserving an adequate capital base.

In addition to seasonal weakness, the third quarter of 2002 was characterized by a further substantial deterioration in equity market conditions. Against this backdrop, Credit Suisse Group’s insurance business realized additional losses on its investment portfolio and recorded further lower equity valuations. The resulting significant net operating losses in the insurance units negatively impacted the Group’s overall performance by CHF 1.4 billion in the third quarter. At Credit Suisse First Boston, a net operating loss of CHF 426 million was recorded, due mainly to reduced revenues, higher provisions and legacy costs. After accounting for the Corporate Center, which includes a further writedown on the Group’s investment in Swiss Life of CHF 206 million, Credit Suisse Group reported a net operating loss, excluding the amortization of acquired intangible assets and goodwill as well as exceptional items at Credit Suisse Financial Services, of CHF 1.8 billion in the third quarter. This compared with a net operating loss of CHF 285 million in the previous quarter and a net operating profit of CHF 21 million in the third quarter of 2001. The Group reported a net loss of CHF 2.1 billion in the third quarter, compared with a net loss of CHF 579 million in the previous quarter and a net loss of CHF 299 million in the third quarter of 2001. The third quarter 2002 net loss includes exceptional items of CHF 119 million recognized in connection with the realignment of the European offering at Private Banking. For the first nine months of the year, the Group recorded a net operating loss of CHF 1.4 billion and a net loss of CHF 2.4 billion, versus a net operating profit of CHF 3.4 billion and a net profit of CHF 2.4 billion for the first nine months of 2001.

Equity capital
As of September 30, 2002, the Group’s consolidated BIS tier 1 ratio stood at 9.0%, down from 9.2% at the end of the second quarter. However, Credit Suisse Group continues to believe that to obtain an accurate indication of the Group’s capital situation, it is necessary to focus on the capital ratios for the Group’s individual businesses, which are well within the target ranges set by the Group and in line with industry peers: the BIS tier 1 ratio for the Group’s banking business stood at 9.4%, up from 9.3% at the end of the second quarter. The BIS tier 1 ratios for the operating entities Credit Suisse and Credit Suisse First Boston remained strong at 7.0% and 11.9%, respectively. Winterthur’s solvency margin (calculated in line with the EU directive) stood at 155%, up from 123% at the end of the second quarter.

Winterthur further reduced the equity exposure of its investment portfolio in the third quarter to mitigate the impact of international equity market volatility on its solvency capital.

Net new assets
Credit Suisse Financial Services reported net new assets of CHF 1.5 billion in the third quarter, whereby net new assets of CHF 3.4 billion in Private Banking and of CHF 0.4 billion in Life & Pensions were offset by net outflows of CHF 2.3 billion from Corporate & Retail Banking due primarily to volatility in the account balances of corporate clients. Credit Suisse First Boston reported net asset outflows of CHF 15.2 billion, attributable mainly to a CHF 12.2 billion outflow from its institutional asset management business, as well as to a CHF 3.0 billion outflow from the investment banking segment. The outflows from the institutional asset management business relate to performance issues, primarily from a single fixed income product, and the loss of private client assets in the US. For Credit Suisse Group, an overall net asset outflow of CHF 13.7 billion resulted in the third quarter, versus an inflow of CHF 4.2 billion in net new assets in the second quarter. For the first nine months of 2002, the Group reported net new assets of CHF 4.0 billion. The Group’s total assets under management stood at CHF 1,221.8 billion as of September 30, 2002, corresponding to a decline of 5.5% versus June 30, 2002.

Operating income and expenses
The Group’s operating income stood at CHF 5.7 billion in the third quarter, down 26% from the previous quarter and down 35% versus the third quarter of 2001. Credit Suisse Financial Services reported a 16% decrease in operating income to CHF 2.3 billion versus the second quarter, reflecting a 38% decline in operating income in the insurance business and a 12% decline in operating income in the banking business. In particular, Private Banking revenues were adversely impacted by the seasonally weak third quarter and negative developments on the international equity markets. At Credit Suisse First Boston, operating income was down 24% quarter-on-quarter to USD 2.6 billion (CHF 3.9 billion). This was attributable to revenue declines across all divisions, in particular in the Investment Banking division – which was impacted by reduced business volumes in line with the industry – as well as in the Fixed Income division, which recorded revenues well below previous levels.

The Group’s third quarter operating expenses decreased 19% versus the previous quarter, to CHF 5.4 billion, and were down 26% on the third quarter of 2001. Credit Suisse Financial Services recorded a 4% reduction in operating expenses in the third quarter versus the previous quarter. Strict cost control and the realization of synergies were among the factors contributing to this decrease. At Credit Suisse First Boston, third quarter operating expenses fell 18% in US dollar terms versus the second quarter and were down 29% on the corresponding period of 2001, due primarily to a decrease in incentive compensation costs, as well as headcount reductions and a drop in other operating expenses.

Valuation adjustments, provisions and losses
In the third quarter of 2002, valuation adjustments, provisions and losses rose 73% to CHF 973 million versus the previous quarter. This increase was related primarily to Credit Suisse First Boston and was mainly attributable to weakness in the large corporate credit markets and provisions on its legacy asset portfolios.

Senior management changes
As announced on September 19, 2002, the Board of Directors has appointed Walter B. Kielholz its new Chairman, effective January 1, 2003. Walter Kielholz is currently a Member of the Board of Directors of Credit Suisse Group, as well as a Member of the Board of Directors and Chief Executive Officer of Swiss Re. Oswald J. Grübel, Chief Executive Officer of Credit Suisse Financial Services, and John J. Mack, Chief Executive Officer of Credit Suisse First Boston, will become Co-Chief Executive Officers of the Group as of January 2003, in addition to their roles as CEOs of the respective business units. Lukas Mühlemann will step down as Chairman and Member of the Board of Directors and as Chief Executive Officer of Credit Suisse Group at the end of 2002.

Key priorities going forward
The new Co-CEOs are moving ahead with an accelerated agenda of measures to restore the Group’s core earnings strength in the coming quarters. Credit Suisse Financial Services will focus on strengthening its private banking franchise in terms of client solutions, innovation and profitability. Additionally, it has initiated the realignment of the European offering at Private Banking in order to substantially reduce costs. Winterthur will focus on adapting its strategy, premium structure, cost base and investment policy in line with the altered market environment, in which investment income is expected to be significantly lower than in previous years.

Credit Suisse First Boston has succeeded in preserving the strength of its core businesses, as demonstrated by its ability to maintain or improve its market share and rankings in key areas. It has initiated further cost reductions to bring the cost structure in line with current market opportunities. In the fourth quarter, the business unit has launched an additional cost reduction initiative, aimed at achieving annual savings of approximately USD 500 million (approximately CHF 770 million). Lower costs will be realized primarily via headcount reductions. Additional initiatives include the accelerated disposal of legacy asset portfolios associated with non-continuing businesses and the termination of existing incentive compensation guarantees within the investment banking business. In addition, DLJ retention awards will largely terminate in June 2003. It is anticipated that the implementation of the above cost reduction measures should enable Credit Suisse First Boston to achieve a return to profitability.

Outlook
Credit Suisse Group remains cautious in its outlook for its fourth quarter results given the continued challenging market environment. However, the Group anticipates that the fourth quarter should see a recovery in results at Winterthur, as the impact of lower equity valuations on the investment portfolio is expected to be significantly reduced. The Group expects that the measures being implemented will restore sound profitability in 2003.

Overview of business unit results

	Credit Suisse Financial Services			Credit Suisse First Boston			Adjust. incl. Corporate Center			Credit Suisse Group

in CHF m	3Q2002	2Q2002	3Q2001	3Q2002	2Q2002	3Q2001	3Q2002	2Q2002	3Q2001	3Q2002	2Q2002	3Q2001

Operating income	2'289	2'718	3'498	3'757	5'440	5'676	(380)	(511)	(454)	5'666	7'647	8'720

Personnel expenses	1'490	1'474	1'472	2'179	3'258	3'725	124	84	79	3'793	4'816	5'276

Other operating expenses	884	909	820	1'157	1'172	1'633	(482)	(329)	(499)	1'559	1'752	1'954

Operating expenses	2'374	2'383	2'292	3'336	4'430	5'358	(358)	(245)	(420)	5'352	6'568	7'230

Gross operating profit	(85)	335	1'206	421	1'010	318	(22)	(266)	(34)	314	1'079	1'490

Depreciation of non-current assets1)	289	217	195	209	185	227	94	64	80	592	466	502

Amortization of acquired intangible assets and goodwill	31	46	22	308	330	367	(2)	(2)	(2)	337	374	387

Valuation adjustments, provisions and losses	91	95	84	867	420	341	15	47	228	973	562	653

Profit before extraordinary items and taxes	(496)	(23)	905	(963)	75	(617)	(129)	(375)	(340)	(1'588)	(323)	(52)

Extraordinary income/(expenses), net	6	21	6	(1)	26	(13)	(136)	63	13	(131)	110	6

Taxes	(692)	(380)	(192)	285	0	158	(3)	(37)	(83)	(410)	(417)	(117)

Net profit before minority interests	(1'182)	(382)	719	(679)	101	(472)	(268)	(349)	(410)	(2'129)	(630)	(163)

Minority interests	17	85	(3)	0	0	0	(36)	(34)	(133)	(19)	51	(136)

Net profit	(1'165)	(297)	716	(679)	101	(472)	(304)	(383)	(543)	(2'148)	(579)	(299)

Reconciliation to net operating profit

Amortization of acquired intangible assets and goodwill2)	27	26	22	308	330	367	(2)	(2)	(2)	333	354	387

Exceptional items	119	0	0	0	0	0	0	0	0	119	0	0

Tax impact	(1)	0	0	(55)	(60)	(65)	0	0	(2)	(56)	(60)	(67)

Net operating profit	(1'020)	(271)	738	(426)	371	(170)	(306)	(385)	(547)	(1'752)	(285)	21

The Group’s consolidated results are prepared in accordance with Swiss GAAP while the Group's segment reporting principles are applied for the presentation of the business unit results. For a detailed description of the Group’s segment reporting principles, please refer to our Annual Report 2001, which is available on our website www.credit-suisse.com, and to the footnotes to the business unit results. This presentation of the business unit results is provided to assist in evaluating the operating performance of the business units, which should be considered in the context of the Group's consolidated financial statements.

1) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business within Credit Suisse Financial Services.

2) Excluding a CHF 20 m write-off in 2Q2002 relating to a participation within Credit Suisse Financial Services.

Assets under management/client assets

				Change	Change

				in % from	in % from

in CHF bn	30.09.02	30.06.02	31.12.01	30.06.02	31.12.01

Credit Suisse Financial Services

Private Banking

Assets under management	494.5	517.3	546.8	(4.4)	(9.6)

of which discretionary	123.8	128.7	131.5	(3.8)	(5.9)

Client assets	526.7	550.0	583.3	(4.2)	(9.7)

Corporate & Retail Banking

Assets under management	47.8	52.9	55.9	(9.6)	(14.5)

Client assets	63.1	68.9	73.3	(8.4)	(13.9)

Life & Pensions

Assets under management (discretionary)	113.0	113.5	115.2	(0.4)	(1.9)

Client assets	113.0	113.5	115.2	(0.4)	(1.9)

Insurance

Assets under management (discretionary)	31.1	29.6	30.5	5.1	2.0

Client assets	31.1	29.6	30.5	5.1	2.0

Credit Suisse Financial Services

Assets under management	686.4	713.3	748.4	(3.8)	(8.3)

of which discretionary	269.2	273.4	278.9	(1.5)	(3.5)

Client assets	733.9	762.0	802.3	(3.7)	(8.5)

Credit Suisse First Boston

Investment Banking

Assets under management	35.2	38.5	41.7	(8.6)	(15.6)

of which Private Equity on behalf of clients (discretionary)	24.7	27.2	29.3	(9.2)	(15.7)

Client assets	86.8	103.0	121.7	(15.7)	(28.7)

CSFB Financial Services

Assets under management	500.2	541.4	640.5	(7.6)	(21.9)

of which discretionary	313.8	346.1	393.6	(9.3)	(20.3)

Client assets	1'000.3	1'071.9	1'214.2	(6.7)	(17.6)

Credit Suisse First Boston

Assets under management	535.4	579.9	682.2	(7.7)	(21.5)

of which discretionary	346.3	381.2	428.2	(9.2)	(19.1)

Client assets	1'087.1	1'174.9	1'335.9	(7.5)	(18.6)

Credit Suisse Group

Assets under management	1'221.8	1'293.2	1'430.6	(5.5)	(14.6)

of which discretionary	615.5	654.6	707.1	(6.0)	(13.0)

Client assets	1'821.0	1'936.9	2'138.2	(6.0)	(14.8)

Net new assets

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF bn	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Credit Suisse Financial Services

Private Banking	3.4	5.6	5.1	(39.3)	(33.3)	18.2	27.1	(32.8)

Corporate & Retail Banking	(2.3)	0.3	1.1	–	–	(3.4)	0.4	–

Life & Pensions	0.4	1.3	0.1	(69.2)	300.0	4.7	3.2	46.9

Credit Suisse Financial Services	1.5	7.2	6.3	(79.2)	(76.2)	19.5	30.7	(36.5)

Credit Suisse First Boston

Investment Banking	(3.0)	1.4	–	–	–	1.9	–	–

CSFB Financial Services1)	(12.2)	(4.4)	0.9	177.3	–	(17.4)	18.3	–

Credit Suisse First Boston	(15.2)	(3.0)	0.9	406.7	–	(15.5)	18.3	–

Credit Suisse Group	(13.7)	4.2	7.2	–	–	4.0	49.0	(91.8)

Certain reclassifications have been made to conform to the current presentation.

1) Net new discretionary assets for institutional asset management.

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REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES

Credit Suisse Financial Services recorded a net operating loss, excluding the amortization of acquired intangible assets and goodwill as well as exceptional items, of CHF 1.0 billion and a net loss of CHF 1.2 billion in the third quarter of 2002. This loss is primarily attributable to low investment income from the insurance units. In Private Banking, revenues declined versus the previous quarter mainly as a result of market conditions and seasonal weakness. The Corporate & Retail Banking segment recorded good results. Credit Suisse Financial Services is implementing measures to return to profitability, such as adapting Winterthur’s strategy, premium structure, cost base and investment policy to the altered market environment, and reducing cost levels in banking, particularly in European private banking.

Credit Suisse Financial Services business unit income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Operating income1)	2'289	2'718	3'498	(16)	(35)	8'313	11'800	(30)

Personnel expenses	1'443	1'474	1'472	(2)	(2)	4'360	4'395	(1)

Other operating expenses	845	909	820	(7)	3	2'568	2'621	(2)

Operating expenses	2'288	2'383	2'292	(4)	0	6'928	7'016	(1)

Gross operating profit	1	335	1'206	(100)	(100)	1'385	4'784	(71)

Depreciation of non-current assets	141	174	122	(19)	16	477	363	31

Amortization of Present Value of Future Profits (PVFP)	119	43	73	177	63	205	159	29

Valuation adjustments, provisions and losses	91	95	84	(4)	8	285	335	(15)

Net operating profit before extraordinary items, exceptional items and taxes	(350)	23	927	–	–	418	3'927	(89)

Extraordinary income/(expenses), net	6	21	6	(71)	0	24	17	41

Taxes2)	(693)	(380)	(192)	82	261	(1'193)	(962)	24

Net operating profit before exceptional items and minority interests	(1'037)	(336)	741	209	–	(751)	2'982	–

Amortization of acquired intangible assets and goodwill	(27)	(46)	(22)	(41)	23	(102)	(64)	59

Exceptional items	(119)	0	0	–	–	(119)	0	–

Tax impact	1	0	0	–	–	2	1	100

Net profit before minority interests	(1'182)	(382)	719	209	–	(970)	2'919	–

Minority interests	17	85	(3)	(80)	–	100	(91)	–

Net profit	(1'165)	(297)	716	292	–	(870)	2'828	–

Reconciliation to net operating profit

Amortization of acquired intangible assets and goodwill3)	27	26	22	4	23	82	64	28

Exceptional items	119	0	0	–	–	119	0	–

Tax impact	(1)	0	0	–	–	(2)	(1)	100

Net operating profit	(1'020)	(271)	738	276	–	(671)	2'891	–

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4/5. Certain reclassifications have been made to conform to the current presentation. The operating basis income statement differs from the presentation of the Group's consolidated results in a) excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and b) excluding exceptional items from personnel expenses, other operating expenses, depreciation of non-current assets and amortization of goodwill. Acquisition-related costs and exceptional items are reported separately in the income statement.

1) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.

2) Excluding tax impact on amortization of acquired intangible assets and goodwill.

3) Excluding a CHF 20 m write-off in 2Q2002 relating to a participation.

Credit Suisse Financial Services business unit key information

				9 months

	3Q2002	2Q2002	3Q2001	2002	2001

Cost/income ratio (operating)1) 2)	106.1%	94.1%	69.0%	89.1%	62.5%

Cost/income ratio (operating), banking1)	69.4%	64.5%	64.3%	63.3%	60.3%

Return on average allocated capital	(38.9%)	(12.7%)	21.6%	(10.5%)	27.3%

Return on average allocated capital (operating)1)	(34.1%)	(11.9%)	22.3%	(8.4%)	27.9%

Average allocated capital in CHF m	12'161	12'016	13'311	12'295	14'244

Growth in net operating profit1)	–	–	(32.0%)	–	(15.5%)

Growth in assets under management	(3.8%)	(5.7%)	(8.5%)	(8.3%)	(3.1%)

of which net new assets	0.2%	1.0%	0.8%	2.6%	4.2%

of which market movement and structural effects	(4.1%)	(6.7%)	(9.2%)	(10.6%)	(7.8%)

of which acquisitions/(divestitures)	0.1%	–	(0.1%)	(0.3%)	0.5%

of which discretionary	(0.6%)	(1.5%)	(2.1%)	(1.3%)	n/a

			30.09.02	30.06.02	31.12.01

Assets under management in CHF bn			686.4	713.3	748.4

Number of employees			54'218	53'812	51'668

1) Excluding amortization of acquired intangible assets and goodwill as well as exceptional items.

2) Excluding amortization of PVFP from the insurance business within Credit Suisse Financial Services.

Credit Suisse Financial Services reported a net operating loss, excluding the amortization of acquired intangible assets and goodwill as well as exceptional items, of CHF 1.0 billion in the third quarter of 2002. This decline of CHF 1.8 billion versus the third quarter of the previous year is attributable in particular to low investment income from the insurance units and to reduced revenues in the Private Banking segment. The marked decrease in investment income reported by the insurance business was a result of the sharp deterioration in the equity markets during the first nine months of the year, represented by a 25% drop in the Swiss market index. After the reduction of the equity exposure of the investment portfolio and the income statement recognition of lower equity valuations, an investment income of CHF 1.0 billion was recorded, compared to CHF 5.8 billion for the first nine months of 2001. The corresponding impact of the lower investment income on net operating profit for the first nine months of 2002 is approximately CHF 3.3 billion (CHF 1.8 billion for Life & Pensions and CHF 1.5 billion for Insurance). In the third quarter, the net operating result was affected by the fact that losses were concentrated in countries where the investment risk is mainly borne by the company and not by the policyholders. In addition, exceptional items of CHF 119 million were recognized in the third quarter of 2002 in connection with the focusing of the European initiative on private banking clients, to cover restructuring costs.

Credit Suisse Financial Services recorded a net loss of CHF 1.2 billion in the third quarter of 2002. The business unit’s operating income fell 16% in the third quarter (banking business: down 12%; insurance business: down 38%) compared with the second quarter and operating expenses decreased 4% quarter-on-quarter. In the first nine months of the year, operating income declined 30% (banking business: down 7%; insurance business down 67%) and operating expenses fell 1% versus the corresponding 2001 period.

As a result of financial market weakness, assets under management declined 3.8% to CHF 686.4 billion in the third quarter and were down 8.3% versus end-2001. Net new assets totaled CHF 1.5 billion in the third quarter versus CHF 7.2 billion in the second quarter, and amounted to CHF 19.5 billion for the first nine months of the year (first nine months 2001: CHF 30.7 billion), corresponding to 3.5% of assets under management on an annualized basis.

As announced on October 2, 2002, Credit Suisse Group strengthened Winterthur’s capital base with CHF 2.0 billion in the third quarter. As of September 30, 2002, Winterthur’s solvency margin (calculated in line with the EU directive) stood at 155%, up from 123% at the end of the second quarter. In order to protect Winterthur’s capital base going forward, the equity exposure of the investment portfolio was reduced from 18% at the start of 2002 to 8% (6% excluding the market value of hedges and equity participations) at the end of the third quarter.

Overview of business unit Credit Suisse Financial Services

					Credit

		Corp. &			Suisse

	Private	Retail	Life &		Financial

3Q2002, in CHF m	Banking	Banking	Pensions	Insurance	Services

Operating income1)	1'440	615	(168)	402	2'289

Personnel expenses	576	237	252	378	1'443

Other operating expenses	352	152	140	201	845

Operating expenses	928	389	392	579	2'288

Gross operating profit	512	226	(560)	(177)	1

Depreciation of non-current assets	82	27	7	25	141

Amortization of Present Value of Future Profits (PVFP)	–	–	118	1	119

Valuation adjustments, provisions and losses	21	70	–	–	91

Net operating profit before extraordinary items, exceptional items and taxes	409	129	(685)	(203)	(350)

Extraordinary income/(expenses), net	2	4	0	0	6

Taxes2)	(108)	(31)	(396)	(158)	(693)

Net operating profit before exceptional items and minority interests	303	102	(1'081)	(361)	(1'037)

Amortization of acquired intangible assets and goodwill					(27)

Exceptional items					(119)

Tax impact					1

Net profit before minority interests					(1'182)

Minority interests					17

Net profit					(1'165)

Reconciliation to net operating profit

Amortization of acquired intangible assets and goodwill					27

Exceptional items					119

Tax impact					(1)

Net operating profit					(1'020)

Average allocated capital	3'599	3'893	4'669		12'161

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4/5. The operating basis income statement differs from the presentation of the Group's consolidated results in a) excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and b) excluding exceptional items from personnel expenses, other operating expenses, depreciation of non-current assets and amortization of goodwill. Acquisition-related costs and exceptional items are reported separately in the income statement.

1) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.

2) Excluding tax impact on amortization of acquired intangible assets and goodwill.

Private Banking
In the third quarter of 2002, the Private Banking segment reported a net operating profit before exceptional items and minority interests of CHF 303 million, down 38% versus the previous quarter. Operating income fell 16% versus the second quarter due to seasonal weakness, investor passivity and significantly lower revenues from the sale of structured products. Operating expenses fell 8% quarter-on-quarter due to reduced bonus accruals on account of the weaker results, as well as to the implementation of cost reduction measures and the realization of synergies. In the first nine months of the year, operating expenses decreased 4% versus the corresponding period of the previous year. Net new assets of CHF 3.4 billion were recorded in the third quarter, corresponding to 2.6% of assets under management on an annualized basis. The segment has recorded a decrease in assets under management of 9.6% to CHF 494.5 billion versus end-2001, due to market performance and foreign exchange impacts.

A net operating profit before exceptional items and minority interests of CHF 1.4 billion was recorded in the first nine months of the year. This represented a 17% decrease versus the first nine months of 2001. The net margin stood at 35.7 bp in the first nine months of 2002, compared with 41.9 bp in the corresponding 2001 period. Net new assets of CHF 18.2 billion were recorded in this period, corresponding to 4.4% of assets under management on an annualized basis, versus CHF 27.1 billion in the first nine months of the previous year.

The European initiative was realigned during the third quarter to focus on private banking clients and thus concentrate on core competencies, as well as to reduce the high cost rate. While the business unit is providing top-tier private banking services in Italy, Spain, Germany, France and the UK, the market environment no longer supports the expansion of distribution networks targeting affluent clients in these markets. Exceptional items of CHF 119 million were recorded in the third quarter to cover restructuring costs. In Asia, the Middle East and Latin America, the business unit achieved above-average growth.

Private Banking income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Net interest income	400	437	458	(8)	(13)	1'277	1'476	(13)

Net commission and service fee income	955	1'096	1'075	(13)	(11)	3'284	3'459	(5)

Net trading income	72	150	139	(52)	(48)	377	487	(23)

Other ordinary income	13	27	10	(52)	30	46	88	(48)

Operating income	1'440	1'710	1'682	(16)	(14)	4'984	5'510	(10)

Personnel expenses	576	628	654	(8)	(12)	1'828	1'932	(5)

Other operating expenses	352	386	346	(9)	2	1'083	1'102	(2)

Operating expenses	928	1'014	1'000	(8)	(7)	2'911	3'034	(4)

Gross operating profit	512	696	682	(26)	(25)	2'073	2'476	(16)

Depreciation of non-current assets	82	56	48	46	71	191	116	65

Valuation adjustments, provisions and losses1)	21	29	14	(28)	50	64	116	(45)

Net operating profit before extraordinary items, exceptional items and taxes	409	611	620	(33)	(34)	1'818	2'244	(19)

Extraordinary income/(expenses), net	2	21	2	(90)	0	21	4	425

Taxes	(108)	(146)	(121)	(26)	(11)	(416)	(526)	(21)

Net operating profit before exceptional items and minority interests	303	486	501	(38)	(40)	1'423	1'722	(17)

Increased/(decreased) credit-related valuation adjustments1)	16	(12)	(10)			6	(19)

Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and b) excluding exceptional items from personnel expenses, other operating expenses, depreciation of non-current assets and amortization of goodwill. Acquisition-related costs, exceptional items and minority interests are reported separately at the business unit level only.

1) Increased/(decreased) valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions.

Private Banking balance sheet information

				Change	Change

				in % from	in % from

in CHF m	30.09.02	30.06.02	31.12.01	30.06.02	31.12.01

Total assets	174'881	164'221	170'364	6	3

Due from customers	38'356	31'914	31'410	20	22

Mortgages	44'126	42'926	42'008	3	5

Private Banking key information

				9 months

	3Q2002	2Q2002	3Q2001	2002	2001

Cost/income ratio (operating)1)	70.1%	62.6%	62.3%	62.2%	57.2%

Average allocated capital in CHF m	3'599	3'708	3'353	3'541	3'260

Pre-tax margin (operating)1)	28.5%	37.0%	37.0%	36.9%	40.8%

Fee income/operating income	66.3%	64.1%	63.9%	65.9%	62.8%

Net new assets in CHF bn	3.4	5.6	5.1	18.2	27.1

Growth in assets under management	(4.4%)	(7.2%)	(9.9%)	(9.6%)	(4.1%)

of which net new assets	0.7%	1.0%	0.9%	3.3%	5.0%

of which market movement and structural effects	(5.1%)	(8.2%)	(11.0%)	(12.9%)	(10.0%)

of which acquisitions/(divestitures)	–	–	0.2%	–	0.9%

Net operating profit before exceptional items and minority interests/average AuM1)	24.0 bp	36.0 bp	36.9 bp	35.7 bp	41.9 bp

			30.09.02	30.06.02	31.12.01

Assets under management in CHF bn			494.5	517.3	546.8

Number of employees			15'249	15'174	14'818

1) Excluding amortization of acquired intangible assets and goodwill as well as exceptional items.

Corporate & Retail Banking
The Corporate & Retail Banking segment posted a net operating profit before minority interests of CHF 102 million in the third quarter, up 7% on the previous quarter and up 29% on the third quarter of 2001. The growth in net operating profit versus the previous quarter is primarily attributable to a 7% decrease in operating expenses. Operating income declined 2% quarter-on-quarter. Corporate & Retail Banking’s net interest margin increased to 238 bp, up from 231 bp in the second quarter. In the third quarter, assets under management declined by CHF 5.1 billion to CHF 47.8 billion, versus the previous quarter. The CHF 2.3 billion net asset outflow is mainly attributable to volatility in the account balances of corporate clients, of which CHF 1.1 billion resulted from the conversion of time deposits into sight deposits, which are not included in assets under management.

A net operating profit before minority interests of CHF 317 million was reported in the first nine months of the year, corresponding to an increase of 22% on the first nine months of 2001. The operating cost/income ratio stood at 66.0%, compared with 69.9% in the corresponding period of the previous year. The return on average allocated capital increased 1.8 percentage points compared with the first nine months of 2001, to 10.7%.

Corporate & Retail Banking recorded a 1% increase in mortgage volumes in the third quarter of 2002. The functionality of the segment’s Internet offering was extended to include bonds, options, futures and market-neutral products from Private Banking in the Portfolio Tracker and Watch List.

The overall quality of the credit portfolio was maintained at the same level as in the previous quarter and, in particular, the proportion of longstanding non-performing loans was further reduced in the third quarter of 2002. The provisions recorded were slightly above the statistical valuation adjustments due in particular to additional provisions on account of the anticipated liquidation of certain positions.

Corporate & Retail Banking income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Net interest income	423	405	412	4	3	1'254	1'245	1

Net commission and service fee income	126	128	91	(2)	38	376	353	7

Net trading income	66	74	59	(11)	12	193	190	2

Other ordinary income	0	22	6	–	–	37	27	37

Operating income	615	629	568	(2)	8	1'860	1'815	2

Personnel expenses	237	245	257	(3)	(8)	705	765	(8)

Other operating expenses	152	175	121	(13)	26	459	459	0

Operating expenses	389	420	378	(7)	3	1'164	1'224	(5)

Gross operating profit	226	209	190	8	19	696	591	18

Depreciation of non-current assets	27	19	21	42	29	64	45	42

Valuation adjustments, provisions and losses1)	70	66	70	6	0	221	219	1

Net operating profit before extraordinary items and taxes	129	124	99	4	30	411	327	26

Extraordinary income/(expenses), net	4	0	4	–	0	3	13	(77)

Taxes2)	(31)	(29)	(24)	7	29	(97)	(80)	21

Net operating profit before minority interests	102	95	79	7	29	317	260	22

Increased/(decreased) credit-related valuation adjustments1)	15	20	26			29	31

Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. Acquisition-related costs and minority interests are reported separately at the business unit level only.

1) Increased/(decreased) valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions.

2) Excluding tax impact on amortization of acquired intangible assets and goodwill.

Corporate & Retail Banking balance sheet information

				Change	Change

				in % from	in % from

in CHF m	30.09.02	30.06.02	31.12.01	30.06.02	31.12.01

Total assets	72'658	69'747	72'372	4	0

Due from customers	27'483	28'635	28'889	(4)	(5)

Mortgages	35'592	35'316	34'279	1	4

Due to customers in savings and investment deposits	17'586	17'649	17'631	0	0

Due to customers, other	26'686	26'972	29'218	(1)	(9)

Corporate & Retail Banking key information

				9 months

	3Q2002	2Q2002	3Q2001	2002	2001

Cost/income ratio (operating)1)	67.6%	69.8%	70.2%	66.0%	69.9%

Return on average allocated capital (operating)1)	10.5%	9.5%	8.0%	10.7%	8.9%

Average allocated capital in CHF m	3'893	3'991	3'964	3'933	3'905

Pre-tax margin (operating)1)	21.6%	19.7%	18.1%	22.3%	18.7%

Personnel expenses/operating income	38.5%	39.0%	45.2%	37.9%	42.1%

Net interest margin	238 bp	231 bp	224 bp	234 bp	226 bp

Loan growth	(1.4%)	(2.0%)	(4.2%)	(0.1%)	(1.6%)

Net new assets in CHF bn	(2.3)	0.3	1.1	(3.4)	0.4

			30.09.02	30.06.02	31.12.01

Deposit/loan ratio			70.2%	69.8%	74.2%

Assets under management in CHF bn			47.8	52.9	55.9

Number of employees			6'818	6'792	6'898

Number of branches			223	224	227

1) Excluding amortization of acquired intangible assets and goodwill.

Life & Pensions
In the first nine months of 2002, the Life & Pensions segment recorded a strong increase in gross written premiums of 18% versus the corresponding period of 2001, 17% adjusted for acquisitions, divestitures and exchange rate impacts. The units in Switzerland, the UK, Italy and Belgium were the main contributors to this significant growth. Overall, the shift in the portfolio mix towards single premium and unit-linked business compared with 2001 continued.

The expense ratio for the first nine months stood at 9.3%, excluding write-downs of deferred acquisition costs of CHF 235 million, which were recognized as a result of lower investment return expectations in the long term. After taking account of these write-downs, the expense ratio stood at 10.9%, and was thus still below the expense ratio of 11.5% in the corresponding period of 2001, reflecting strict cost management. Net new assets amounted to CHF 4.7 billion for the first nine months, versus CHF 3.2 billion in the corresponding period of 2001.

As a result of low investment income, Life & Pensions recorded a net operating loss before minority interests of CHF 1.5 billion in the first nine months of the year. This was attributable to the income statement recognition of lower equity valuations and the realization of losses when reducing the equity exposure of the investment portfolio, which had a CHF 3.0 billion impact on investment income and a CHF 1.8 billion impact on net operating profit before minority interests compared with the first nine months of 2001.

In the third quarter of 2002, Life & Pensions continued to pursue its strategy to diversify its product portfolio for private clients in Europe and thereby increase synergies with Private Banking.

During the third quarter of 2002, Life & Pensions accelerated its cost reduction program with the aim of achieving further substantial savings in administration costs in 2003 despite additional growth. Measures include realigning the product portfolio to increase the offering of non-traditional capital-light products, and a greater focus on key markets. Further targeted capital management measures are being implemented to reduce capital requirements and improve profitability. The aim is for Life & Pensions to be able to operate profitably from current investment income only.

Life & Pensions income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Gross premiums written	4'543	3'496	3'138	30	45	14'801	12'514	18

Reinsurance ceded	171	(101)	(91)	–	–	(26)	(149)	(83)

Net premiums written	4'714	3'395	3'047	39	55	14'775	12'365	19

Change in provision for unearned premiums	8	(2)	1	–	–	(33)	(10)	230

Net premiums earned	4'722	3'393	3'048	39	55	14'742	12'355	19

Death and other benefits incurred	(2'672)	(2'834)	(2'560)	(6)	4	(9'319)	(8'933)	4

Change in provision for future policyholder benefits (technical)	(2'506)	(1'071)	(766)	134	227	(6'866)	(4'513)	52

Change in provision for future policyholder benefits (separate account)1)	1'104	687	1'319	61	(16)	1'650	1'767	(7)

Dividends to policyholders incurred	207	678	(114)	(69)	–	1'020	(745)	–

Operating expenses, net (including commissions paid)	(691)	(495)	(463)	40	49	(1'610)	(1'416)	14

Investment income general account	309	4	943	–	(67)	1'105	4'103	(73)

Investment income separate account1)	(1'104)	(687)	(1'319)	61	(16)	(1'650)	(1'767)	(7)

Interest received on deposits and bank accounts	19	27	25	(30)	(24)	69	62	11

Interest on bonuses credited to policyholders	(29)	(47)	(27)	(38)	7	(105)	(99)	6

Other interest paid	(49)	(23)	(35)	113	40	(122)	(134)	(9)

Other income/(expenses) (including foreign exchange impact)	5	87	11	(94)	(55)	98	(55)	–

Net operating profit before taxes and minority interests	(685)	(281)	62	144	–	(988)	625	–

Taxes	(396)	(146)	4	171	–	(505)	(125)	304

Net operating profit before minority interests	(1'081)	(427)	66	153	–	(1'493)	500	–

The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Amortization of goodwill is excluded from net operating expenses. Acquisition-related costs and minority interests are reported separately at the business unit level only.

1) This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.

Life & Pensions key information

				9 months

	3Q2002	2Q2002	3Q2001	2002	2001

Expense ratio1)	14.6%	14.6%	15.2%	10.9%	11.5%

Growth in gross premiums written	44.8%	9.7%	17.7%	18.3%	11.5%

Return on invested assets (excluding separate account business)

Current income	3.6%	4.5%	3.9%	4.0%	4.4%

Realized gains/losses and other income/expenses	(2.4%)	(4.4%)	–	(2.5%)	1.2%

Total return on invested assets2)	1.2%	0.1%	3.9%	1.5%	5.6%

Net new assets in CHF bn3)	0.4	1.3	0.1	4.7	3.2

Total sales in CHF m4)	5'240	4'484	4'411	17'507	16'333

			30.09.02	30.06.02	31.12.01

Assets under management in CHF bn5)			113.0	113.5	115.2

Technical provisions in CHF m			108'098	107'226	108'326

Number of employees			7'927	7'634	7'755

1) Operating expenses/net premiums earned.

2) Total investment return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

3) Based on change in technical provisions for traditional business, adjusted for technical interests, net inflow of separate account business and change in off-balance sheet business such as funds.

4) Includes gross premiums written and off-balance sheet sales.

5) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Insurance
The Insurance segment increased its net premiums earned by 4% in the first nine months of 2002, compared with the same period of 2001, to CHF 11.7 billion. Adjusted for acquisitions, divestitures and exchange rate impacts, the segment reported healthy growth of approximately 8% due, in particular, to considerable increases in premium rates and solid growth rates in the UK, Spain, Switzerland and North America.

The combined ratio improved by 2.9 percentage points to 103.5% in the first nine months of 2002. This improvement is attributable in particular to significant progress in motor insurance, resulting in a 6 percentage point decrease in the combined ratio to just over 100%.

In the first nine months of 2002, Winterthur Insurance’s claims ratio improved 2.7 percentage points to 74.7% versus the corresponding 2001 period. Significant progress was achieved in North America, Spain and the UK. Claims ratios in Switzerland and Germany deteriorated slightly in 2002 as a result of weather-related claims. The overall expense ratio improved by 0.2 percentage points to 28.8% compared with the first nine months of 2001.

The combined ratio continued to show a clear improvement on a quarterly basis, reflecting the positive development of both the claims and expense ratios. In the third quarter of 2002, the combined ratio stood at 102.8%, versus 103.7% in the previous quarter and 103.8% in the third quarter of 2001.

Despite a further improvement to its underwriting result of CHF 568 million versus the previous year, the Insurance segment reported a net operating loss before minority interests of CHF 998 million in the first nine months of 2002, as a result of lower investment income due to the income statement recognition of lower equity valuations and the realization of losses when further reducing the equity exposure of the investment portfolio. The impact on net operating profit before minority interests as a result of lower investment income was approximately CHF 1.5 billion compared to the first nine months of 2001.

Strict cost management led to a reduction in administration costs versus the previous quarter. Insurance has continued to implement further measures to improve underwriting results and to increase earnings strength, including a further significant reduction in administration costs; ongoing rate increases across lines of business and markets; continued improvements to claims management procedures and selective underwriting. The aim is for the Insurance segment to be able to operate profitably from current investment income only.

Insurance income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Gross premiums written	3'755	4'122	3'614	(9)	4	14'545	14'727	(1)

Reinsurance ceded	(232)	(204)	(317)	14	(27)	(851)	(1'363)	(38)

Net premiums written	3'523	3'918	3'297	(10)	7	13'694	13'364	2

Change in provision for unearned premiums and in provision for future policy benefits (health)	414	65	411	–	1	(2'023)	(2'152)	(6)

Net premiums earned	3'937	3'983	3'708	(1)	6	11'671	11'212	4

Claims and annuities incurred, net	(2'920)	(2'976)	(2'817)	(2)	4	(8'715)	(8'672)	0

Dividends to policyholders incurred, net	(53)	117	(78)	–	(32)	(3)	(261)	(99)

Operating expenses, net (including commissions paid)	(1'126)	(1'157)	(1'033)	(3)	9	(3'360)	(3'254)	3

Underwriting result, net	(162)	(33)	(220)	391	(26)	(407)	(975)	(58)

Net investment income	110	(266)	360	–	(69)	(69)	1'714	–

Interest received on deposits and bank accounts	4	7	9	(43)	(56)	27	33	(18)

Interest paid	(40)	(35)	(25)	14	60	(94)	(92)	2

Other income/(expenses) (including foreign exchange impact)	(115)	(104)	22	11	–	(280)	51	–

Net operating profit before taxes and minority interests	(203)	(431)	146	(53)	–	(823)	731	–

Taxes	(158)	(59)	(51)	168	210	(175)	(231)	(24)

Net operating profit before minority interests	(361)	(490)	95	(26)	–	(998)	500	–

The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Amortization of goodwill is excluded from net operating expenses. Acquisition-related costs and minority interests are reported separately at the business unit level only.

Insurance key information

				9 months

	3Q2002	2Q2002	3Q2001	2002	2001

Combined ratio (excluding dividends to policyholders)	102.8%	103.7%	103.8%	103.5%	106.4%

Claims ratio	74.2%	74.7%	76.0%	74.7%	77.4%

Expense ratio	28.6%	29.0%	27.8%	28.8%	29.0%

Return on invested assets

Current income	4.1%	5.0%	3.9%	4.3%	4.8%

Realized gains/losses and other income/expenses	(2.5%)	(8.8%)	0.6%	(4.6%)	2.4%

Total return on invested assets1)	1.6%	(3.8%)	4.7%	(0.3%)	7.2%

			30.09.02	30.06.02	31.12.01

Assets under management in CHF bn			31.1	29.6	30.5

Technical provisions in CHF m			29'706	29'729	27'738

Number of employees			24'224	24'212	22'197

1) Total investment return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

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REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston posted a third quarter 2002 net operating loss of USD 255 million (CHF 426 million), excluding the amortization of acquired intangible assets and goodwill, compared with a net operating profit of USD 229 million (CHF 371 million) in the second quarter of 2002 and a net operating loss of USD 103 million (CHF 170 million) in the third quarter of 2001. Market conditions, particularly for equity and banking-related businesses, resulted in lower revenues. The cost reduction program initiated in 2001 generated another quarter of decreased expenses: these were down USD 2.4 billion (CHF 4.8 billion) in the first nine months of 2002, compared with the same period in 2001.

For the third quarter of 2002, Credit Suisse First Boston reported a net loss of USD 425 million (CHF 679 million), compared with a net profit of USD 61 million (CHF 101 million) in the preceding quarter and a net loss of USD 281 million (CHF 472 million) in the third quarter of 2001.

Operating income in the third quarter decreased 24% from the second quarter to USD 2.6 billion (CHF 3.9 billion), reflecting declines across all divisions. The Investment Banking division, which was unfavorably impacted by reduced volumes, experienced the most significant decline, followed by the Fixed Income business within the Securities division. Third quarter 2002 operating income decreased 24% compared with the third quarter of 2001, reflecting declines in the Fixed Income business, principally due to lower revenues in the developed markets rates business.

As a result of Credit Suisse First Boston’s commitment to cost reduction, third quarter 2002 operating expenses were USD 2.2 billion (CHF 3.2 billion), reflecting a 29% decline compared with the same period in 2001. Headcount at the end of September 2002 was down 16% from a year earlier. Compared with the same period in 2001, third quarter personnel expenses, including incentive compensation, and other operating expenses decreased 34% and 20%, respectively, in part due to the sale of non-core operations. Compared with the second quarter of 2002, third quarter operating expenses decreased 18%, principally due to a reduction in incentive compensation costs. In October 2002, Credit Suisse First Boston announced a further cost reduction initiative with the goal of reducing annual operating expenses by approximately USD 500 million (approximately CHF 770 million). The majority of the cost savings are expected from headcount reductions of 5% to 7%. Such reductions are intended to enable the business unit to adapt to the current market conditions. Any costs associated with the implementation of this initiative will be reflected in the fourth quarter.

Assets under management, including private equity, totaled USD 359.2 billion (CHF 535.4 billion) as of September 30, 2002, down 7.7% on a US dollar basis from June 30, 2002, due to unfavorable market performance and net asset outflows. Discretionary assets under management as of September 30, 2002, were USD 232.3 billion (CHF 346.3 billion), a 9.2% decrease from June 30, 2002, on a US dollar basis. Advisory assets under management as of September 30, 2002, were USD 126.9 billion (CHF 189.1 billion), down 4.8% on a US dollar basis from June 30, 2002.

Credit Suisse First Boston has put in place a number of measures intended to return the business to profitability in the current market environment. These measures include bringing down costs in line with market conditions; the resolution of various legacy asset portfolios to largely eliminate their impact on future earnings; further reducing the amount of guaranteed compensation going into 2003; and completing the amortization of the DLJ retention awards, which will largely terminate in June 2003. The business unit’s key priority is to focus on its clients in order to preserve and grow its strong core franchise, which is evidenced by its primary and secondary market shares in all its core lines of business.

Credit Suisse First Boston business unit income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in USD m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Operating income	2'638	3'493	3'483	(24)	(24)	9'408	12'191	(23)

Personnel expenses	1'394	1'921	2'104	(27)	(34)	5'123	7'001	(27)

Other operating expenses	775	734	971	6	(20)	2'284	2'836	(19)

Operating expenses	2'169	2'655	3'075	(18)	(29)	7'407	9'837	(25)

Gross operating profit	469	838	408	(44)	15	2'001	2'354	(15)

Depreciation of non-current assets	139	116	136	20	2	378	405	(7)

Valuation adjustments, provisions and losses1)	560	260	202	115	177	1'022	435	135

Net operating profit before extraordinary items, acquisition-related costs and taxes	(230)	462	70	–	–	601	1'514	(60)

Extraordinary income/(expenses), net	0	16	(8)	–	–	16	(10)	–

Taxes2)	84	(111)	(17)	–	–	(108)	(365)	(70)

Net operating profit before acquisition-related costs	(146)	367	45	–	–	509	1'139	(55)

Acquisition interest	(68)	(99)	(106)	(31)	(36)	(266)	(389)	(32)

Amortization of retention payments	(100)	(112)	(113)	(11)	(12)	(319)	(352)	(9)

Amortization of acquired intangible assets and goodwill	(207)	(206)	(216)	0	(4)	(626)	(640)	(2)

Tax impact	96	111	109	(14)	(12)	319	360	(11)

Net profit	(425)	61	(281)	–	51	(383)	118	–

Reconciliation to net operating profit

Amortization of acquired intangible assets and goodwill	207	206	216	0	(4)	626	640	(2)

Tax impact	(37)	(38)	(38)	(3)	(3)	(114)	(114)	0

Net operating profit	(255)	229	(103)	–	148	129	644	(80)

See page 18 for footnotes.

Credit Suisse First Boston business unit income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Operating income	3'856	5'598	5'853	(31)	(34)	14'959	20'481	(27)

Personnel expenses	2'031	3'078	3'536	(34)	(43)	8'146	11'762	(31)

Other operating expenses	1'157	1'172	1'633	(1)	(29)	3'631	4'765	(24)

Operating expenses	3'188	4'250	5'169	(25)	(38)	11'777	16'527	(29)

Gross operating profit	668	1'348	684	(50)	(2)	3'182	3'954	(20)

Depreciation of non-current assets	209	185	227	13	(8)	601	681	(12)

Valuation adjustments, provisions and losses1)	867	420	341	106	154	1'625	731	122

Net operating profit before extraordinary items, acquisition-related costs and taxes	(408)	743	116	–	–	956	2'542	(62)

Extraordinary income/(expenses), net	(1)	26	(13)	–	(92)	25	(15)	–

Taxes2)	143	(178)	(27)	–	–	(172)	(614)	(72)

Net operating profit before acquisition-related costs	(266)	591	76	–	–	809	1'913	(58)

Acquisition interest	(99)	(158)	(177)	(37)	(44)	(424)	(653)	(35)

Amortization of retention payments	(148)	(180)	(189)	(18)	(22)	(507)	(592)	(14)

Amortization of acquired intangible assets and goodwill	(308)	(330)	(367)	(7)	(16)	(995)	(1'076)	(8)

Tax impact	142	178	185	(20)	(23)	507	605	(16)

Net profit	(679)	101	(472)	–	44	(610)	197	–

Reconciliation to net operating profit

Amortization of acquired intangible assets and goodwill	308	330	367	(7)	(16)	995	1'076	(8)

Tax impact	(55)	(60)	(65)	(8)	(15)	(181)	(192)	(6)

Net operating profit	(426)	371	(170)	–	151	204	1'081	(81)

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4/5. Certain reclassifications have been made to conform to the current presentation. The operating basis income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately in the income statement.

1) The amount in 3Q2001 includes valuation adjustments taken at Group level of CHF 82 m (USD 49 m), resulting from the difference between the statistical and the actual credit provisions (9 months 2001: CHF 82 m (USD 49 m)). As of 01.01.02, no such adjustments are recorded within Credit Suisse First Boston and the amounts reported in 2002 reflect actual credit provision.

2) Excluding tax impact on acquisition-related costs.

Credit Suisse First Boston business unit key information

				9 months

based on CHF amounts	3Q2002	2Q2002	3Q2001	2002	2001

Cost/income ratio (operating)1) 2) 3)	88.1%	79.2%	92.2%	82.7%	84.0%

Return on average allocated capital	(18.8%)	2.7%	(11.5%)	(5.5%)	1.6%

Return on average allocated capital (operating)3)	(11.8%)	9.9%	(4.1%)	1.9%	9.0%

Return on average allocated capital (operating, excluding amortization of retention payments, net of tax)2) 3)	(9.2%)	13.1%	(1.1%)	4.8%	12.2%

Average allocated capital in CHF m	14'437	14'958	16'440	14'675	16'032

Pre-tax margin	(25.0%)	1.8%	(10.8%)	(6.3%)	1.0%

Pre-tax margin (operating)3)	(17.0%)	7.7%	(4.5%)	0.3%	6.3%

Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments)1) 2) 3)	(10.6%)	13.7%	1.8%	6.6%	12.3%

Personnel expenses/operating income1) 2)	52.7%	55.0%	60.4%	54.5%	57.4%

			30.09.02	30.06.02	31.12.01

Number of employees			24'961	25'265	27'302

1) Excluding acquisition interest.

2) Excluding amortization of retention payments.

3) Excluding amortization of acquired intangible assets and goodwill.

Investment Banking segment
The Investment Banking segment reported third quarter operating income of USD 2.1 billion (CHF 3.1 billion), down 27% compared with the second quarter of 2002, reflecting declines in all divisions, and down 27% compared with the third quarter of 2001. As a result of cost reduction measures, third quarter operating expenses of USD 1.8 billion (CHF 2.6 billion) were down 33% compared with the third quarter of 2001 and down 21% compared with the previous quarter.

The trend in corporate credits remained unfavorable. Third quarter credit provisions of USD 403 million (CHF 630 million) related to commercial lending. Credit provisions of USD 49 million (CHF 72 million), which related to non-continuing real estate lending activity, declined significantly compared with the second quarter of 2002. Compared with the previous quarter, non-performing counterparty exposure increased USD 507 million (CHF 756 million) to USD 2.2 billion (CHF 3.2 billion), with two counterparties accounting for USD 456 million (CHF 680 million) of this quarter-on-quarter increase. Impaired assets increased USD 462 million (CHF 689 million) to USD 3.3 billion (CHF 4.9 billion). Separately, the third quarter of 2002 includes a USD 54 million (CHF 86 million) provision related to excess office facilities .

Fixed Income operating income for the third quarter of 2002 was down 13% compared with the second quarter, to USD 1.1 billion (CHF 1.6 billion). The decline was primarily attributable to the developed credit products business, which experienced a decrease in corporate bond prices with widening credit spreads and reduced liquidity, resulting in a significant decline in principal trading results. Despite the decline, Credit Suisse First Boston was ranked number one globally in asset-backed securitizations, with a 12% market share for the first nine months of the year. Operating income from the leveraged and bank finance business also declined due to decreased new issuances and deteriorating markets; however, Credit Suisse First Boston continued to rank number one in high-yield new issuances, with a market share of 17% for the first nine months of the year. Operating income from the emerging markets business increased compared with the prior quarter, primarily benefiting from the division’s operations in Brazil, although net exposure there was reduced. Credit Suisse First Boston improved its North American fixed income research position and was ranked second. Compared with the same period a year ago, third quarter 2002 operating income was down 34%, most significantly in the interest rate products business. This business includes government bonds, mortgage bond options and non-emerging markets interest rate derivatives, and operated in a more favorable environment of rate reductions during the third quarter of 2001 .

Equity operating income decreased 6% compared with the second quarter of 2002, to USD 718 million (CHF 1.1 billion). The decline was primarily related to reduced volumes in US new issuance and cash customer businesses. The US equity market remained challenging, as evidenced by the double-digit negative percentage declines posted by the S&P 500 and the NASDAQ Composite in the third quarter. Despite the difficult environment, Credit Suisse First Boston maintained or improved its market shares and rankings. It ranked fourth in global equity new issues and second in European and non-Japan Asia research, as well as first in Latin America research. The decline in third quarter operating income was partially offset by an increase in the derivatives business, particularly in index arbitrage. Compared with the third quarter of 2001, Equity operating income increased 8% in the third quarter of 2002, with the Latin America business significantly improved.

The   Investment Banking division’s third quarter 2002 operating income, which includes private equity, decreased 44% compared with the preceding quarter to USD 485 million (CHF 693 million). The decrease was spread broadly across most business lines within the division; however, fees from merger and acquisition activity (M&A) and equity new issuances were affected most significantly. Over the past year, the value of worldwide merger transactions fell 36%. Third quarter 2002 underwriting fees for the industry were down 45% from the previous quarter, and global underwriting volume fell nearly 25% from the second quarter. In total, all US issuers filed only seven IPOs during the quarter, the lowest number since 1980. Investment Banking’s operating income from private equity also decreased, principally due to larger write-downs recorded in the third quarter compared with the second quarter.

For the third quarter of 2002, operating income decreased 19% compared with the same period in 2001 as a result of reduced M&A fee income, partially offset by better private equity results. For the first nine months of 2002, Credit Suisse First Boston was ranked second in global M&A in terms of dollar volume of announced transactions, compared with a ranking of third in 2001 and first at mid-2002.

Private equity net gains (realized gains adjusted for unrealized gains and unrealized losses) were USD 12 million (CHF 14 million) in the third quarter, compared with net gains of USD 93 million (CHF 152 million) in the second quarter of 2002 and net losses of USD 99 million (CHF 167 million) in the third quarter of 2001. These amounts include gains from the sale of an investment in Swiss Re of USD 114 million (CHF 182 million) in the second quarter and USD 96 million (CHF 141 million) in the third quarter of 2002. The remaining stake in Swiss Re was sold in the fourth quarter of 2002. Management and performance fees were USD 56 million (CHF 83 million) in the third quarter, USD 57 million (CHF 91 million) in the previous quarter and USD 77 million (CHF 130 million) in the third quarter of 2001. The book value of the private equity investments was USD 1.9 billion (CHF 2.8 billion) and fair value was USD 2.0 billion (CHF 2.9 billion) as of September 30, 2002. As announced earlier in the year, Credit Suisse First Boston is exploring the sale of certain private equity investments, including investments in mature third-party leveraged buyout funds. The aggregate amount of losses reported against operating income for these private equity investments, which are included above, totaled USD 70 million (CHF 107 million) for the third quarter and USD 152 million (CHF 242 million) for the first nine months of 2002.

An operating loss of USD 169 million (CHF 268 million) for the third quarter was reported in “Other” within the Investment Banking segment, compared with gains in the second quarter of 2002 and third quarter of 2001, due to losses generated from the non-continuing real estate and distressed asset portfolios. Real estate-related assets that are under contract for sale were reflected at USD 483 million (CHF 719 million) in the September 30, 2002, balance sheet. Excluding the assets under contract for sale, the net exposure – including unfunded commitments – of the non-continuing real estate portfolio was USD 1.6 billion (CHF 2.4 billion) as of September 30, 2002. This is down from USD 2.2 billion (CHF 3.3 billion) as of June 30, 2002. As of September 30, 2002, the amount of impaired assets in the non-continuing real estate portfolio totaled USD 833 million (CHF 1.2 billion) after write-downs and provisions, compared with USD 1.0 billion (CHF 1.5 billion) as of June 30, 2002. As of September 30, 2002, the carrying amount of distressed portfolio assets totaled USD 626 million (CHF 934 million) compared with USD 849 million (CHF 1.3 billion) as of June 30, 2002 and USD 1.3 billion (CHF 2.1 billion) as of September 30, 2001. The aggregate amount of charges related to these non-continuing businesses in the first nine months totaled USD 648 million (CHF 1.0 billion), of which USD 486 million (CHF 773 million) were netted against operating income and USD 162 million (CHF 258 million) were included in provisions.

Overview of business unit Credit Suisse First Boston

	in USD m			in CHF m

		CSFB			CSFB

	Investment	Financial	Credit Suisse	Investment	Financial	Credit Suisse

3Q2002	Banking	Services	First Boston	Banking	Services	First Boston

Operating income	2'137	501	2'638	3'114	742	3'856

Personnel expenses	1'140	254	1'394	1'652	379	2'031

Other operating expenses	613	162	775	916	241	1'157

Operating expenses	1'753	416	2'169	2'568	620	3'188

Gross operating profit	384	85	469	546	122	668

Depreciation of non-current assets	116	23	139	175	34	209

Valuation adjustments, provisions and losses	549	11	560	850	17	867

Net operating profit before extraordinary items, acquisition-related costs and taxes	(281)	51	(230)	(479)	71	(408)

Extraordinary income/(expenses), net	0	0	0	(1)	0	(1)

Taxes1)	98	(14)	84	163	(20)	143

Net operating profit before acquisition-related costs	(183)	37	(146)	(317)	51	(266)

Acquisition interest			(68)			(99)

Amortization of retention payments			(100)			(148)

Amortization of acquired intangible assets and goodwill			(207)			(308)

Tax impact			96			142

Net profit			(425)			(679)

Reconciliation to net operating profit

Amortization of acquired intangible assets and goodwill			207			308

Tax impact			(37)			(55)

Net operating profit			(255)			(426)

Average allocated capital	9'329	660	9'685	13'906	984	14'437

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4/5. The operating basis income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately in the income statement.

1) Excluding tax impact on acquisition-related costs.

Investment Banking income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in USD m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Fixed Income1)	1'103	1'263	1'661	(13)	(34)	3'635	4'772	(24)

Equity	718	760	666	(6)	8	2'333	3'195	(27)

Investment Banking	485	871	596	(44)	(19)	2'051	2'190	(6)

Other1)	(169)	46	19	–	–	(201)	238	–

Operating income	2'137	2'940	2'942	(27)	(27)	7'818	10'395	(25)

Personnel expenses	1'140	1'662	1'830	(31)	(38)	4'352	6'060	(28)

Other operating expenses	613	570	775	8	(21)	1'801	2'235	(19)

Operating expenses	1'753	2'232	2'605	(21)	(33)	6'153	8'295	(26)

Gross operating profit	384	708	337	(46)	14	1'665	2'100	(21)

Depreciation of non-current assets	116	93	109	25	6	311	326	(5)

Valuation adjustments, provisions and losses	549	252	198	118	177	1'000	427	134

Net operating profit before extraordinary items, acquisition-related costs and taxes	(281)	363	30	–	–	354	1'347	(74)

Extraordinary income/(expenses), net	0	16	0	–	–	16	(1)	–

Taxes	98	(83)	(7)	–	–	(39)	(345)	(89)

Net operating profit before acquisition-related costs	(183)	296	23	–	–	331	1'001	(67)

See footnotes below.

Investment Banking income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Fixed Income1)	1'627	2'021	2'791	(19)	(42)	5'780	8'017	(28)

Equity	1'062	1'211	1'119	(12)	(5)	3'710	5'368	(31)

Investment Banking	693	1'401	1'002	(51)	(31)	3'261	3'680	(11)

Other1)	(268)	80	31	–	–	(320)	399	–

Operating income	3'114	4'713	4'943	(34)	(37)	12'431	17'464	(29)

Personnel expenses	1'652	2'665	3'075	(38)	(46)	6'920	10'181	(32)

Other operating expenses	916	908	1'303	1	(30)	2'863	3'755	(24)

Operating expenses	2'568	3'573	4'378	(28)	(41)	9'783	13'936	(30)

Gross operating profit	546	1'140	565	(52)	(3)	2'648	3'528	(25)

Depreciation of non-current assets	175	149	182	17	(4)	495	548	(10)

Valuation adjustments, provisions and losses	850	406	333	109	155	1'589	717	122

Net operating profit before extraordinary items, acquisition-related costs and taxes	(479)	585	50	–	–	564	2'263	(75)

Extraordinary income/(expenses), net	(1)	26	0	–	–	25	(1)	–

Taxes	163	(134)	(12)	–	–	(62)	(581)	(89)

Net operating profit before acquisition-related costs	(317)	477	38	–	–	527	1'681	(69)

Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately at the business unit level only.

1) Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.

Investment Banking key information

				9 months

based on CHF amounts	3Q2002	2Q2002	3Q2001	2002	2001

Cost/income ratio (operating)1) 2)	88.1%	79.0%	92.3%	82.7%	82.9%

Average allocated capital in CHF m	13'906	14'382	15'527	14'047	15'180

Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments)1) 2)	(15.4%)	13.0%	1.0%	4.7%	13.0%

Personnel expenses/operating income1)	53.1%	56.5%	62.2%	55.7%	58.3%

			30.09.02	30.06.02	31.12.01

Number of employees			17'728	17'990	19'094

1) Excluding acquisition interest and amortization of retention payments.

2) Excluding amortization of acquired intangible assets and goodwill.

Investment Banking balance sheet information

in CHF m	30.09.02	30.06.02	31.12.01

Total assets	621'578	614'824	648'455

Total assets in USD m	416'970	412'495	387'045

Due from banks	200'921	192'783	198'806

of which securities lending and reverse repurchase agreements	155'968	155'036	159'784

Due from customers	122'368	103'555	118'007

of which securities lending and reverse repurchase agreements	62'105	46'751	59'806

Mortgages	16'498	13'350	16'348

Securities and precious metals trading portfolios	171'957	204'949	204'907

Due to banks	292'418	319'466	344'091

of which securities borrowing and repurchase agreements	106'551	117'024	137'731

Due to customers, other	119'100	103'580	108'470

of which securities borrowing and repurchase agreements	77'435	65'215	62'136

CSFB Financial Services
CSFB Financial Services reported operating income of USD 501 million (CHF 742 million) for the third quarter of 2002, reflecting a decrease of 9% compared with the second quarter of 2002 and of 7% compared with the third quarter of 2001. Client assets totaled CHF 1,000.3 billion at the end of the third quarter, down 6.7% from the second quarter and 17.6% since the beginning of the year. The lower levels were the result of the continuing negative economic and financial market conditions, as well as a net outflow of assets mainly due to performance issues, primarily from a single fixed income product. Operating expenses were down 11% compared with the third quarter of 2001 due to cost reduction measures and the sales of CSFB dire ct and Autranet reported earlier this year.

Third quarter 2002 operating income for   Credit Suisse Asset Management declined from the second quarter as a result of the difficult markets and lower fees associated with the net outflow of assets, particularly in the US. Discretionary institutional assets fell CHF 29.9 billion, or 9.3%, during the third quarter and CHF 72.2 billion, or 19.8%, in the first nine months of the year. The decline in assets under management was attributable to market declines, foreign exchange movements and to a performance-related net asset outflow of CHF 12.2 billion in the third quarter. Third quarter 2002 operating income decreased compared with the third quarter of 2001, mainly reflecting declining assets, again primarily in the US. This decrease was partially offset by the operating income of the former Sun Life of Canada UK asset management business acquired in December 2001, and the impact of the weaker US dollar on Swiss franc-denominated operating income .

Pershing’s third quarter operating income was comparable to that of the second quarter of 2002 and the third quarter of 2001. Pershing client assets totaled CHF 500.1 billion as of September 30, 2002. These periods all reflected low transaction volumes which adversely impacted trading and commission income. Trades per day averaged 121,000 for the third quarter, compared with 126,000 per day for the second quarter and 135,000 per day for the third quarter of 2001. This level is comparable to the second and third quarters of 1998. Interest continued to decline as debit balances averaged USD 4.4 billion for the third quarter, compared with USD 5.0 billion for the second quarter and USD 6.1 billion for the third quarter of 2001 .

Private Client Services’ third quarter 2002 operating income was lower compared with the second quarter, reflecting the weak equity markets environment – including the decline in new issuance activity and customer trading – and reduced customer margin balances. The equity market environment also negatively impacted third quarter 2002 operating income as compared with the third quarter in 2001. Private Client Services’ net new assets amounted to CHF 5.3 billion for the first nine months of the year, with no change during the third quarter.

CSFB Financial Services income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in USD m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Net interest income	56	68	67	(18)	(16)	173	257	(33)

Net commission and service fee income	406	447	435	(9)	(7)	1'291	1'417	(9)

Net trading income	26	32	33	(19)	(21)	89	115	(23)

Other ordinary income	13	6	6	117	117	37	7	429

Operating income	501	553	541	(9)	(7)	1'590	1'796	(11)

Personnel expenses	254	259	274	(2)	(7)	771	941	(18)

Other operating expenses	162	164	196	(1)	(17)	483	601	(20)

Operating expenses	416	423	470	(2)	(11)	1'254	1'542	(19)

Gross operating profit	85	130	71	(35)	20	336	254	32

Depreciation of non-current assets	23	23	27	0	(15)	67	79	(15)

Valuation adjustments, provisions and losses	11	8	4	38	175	22	8	175

Net operating profit before extraordinary items, acquisition-related costs and taxes	51	99	40	(48)	28	247	167	48

Extraordinary income/(expenses), net	0	0	(8)	–	–	0	(9)	–

Taxes	(14)	(28)	(10)	(50)	40	(69)	(20)	245

Net operating profit before acquisition-related costs	37	71	22	(48)	68	178	138	29

Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) reporting contractor costs as part of other operating expenses instead of personnel expenses and b) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. Acquisition-related costs are reported separately at the business unit level only.

CSFB Financial Services income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Net interest income	84	109	113	(23)	(26)	275	431	(36)

Net commission and service fee income	600	715	731	(16)	(18)	2'052	2'381	(14)

Net trading income	38	52	56	(27)	(32)	142	194	(27)

Other ordinary income	20	9	10	122	100	59	11	436

Operating income	742	885	910	(16)	(18)	2'528	3'017	(16)

Personnel expenses	379	413	461	(8)	(18)	1'226	1'581	(22)

Other operating expenses	241	264	330	(9)	(27)	768	1'010	(24)

Operating expenses	620	677	791	(8)	(22)	1'994	2'591	(23)

Gross operating profit	122	208	119	(41)	3	534	426	25

Depreciation of non-current assets	34	36	45	(6)	(24)	106	133	(20)

Valuation adjustments, provisions and losses	17	14	8	21	113	36	14	157

Net operating profit before extraordinary items, acquisition-related costs and taxes	71	158	66	(55)	8	392	279	41

Extraordinary income/(expenses), net	0	0	(13)	–	–	0	(14)	–

Taxes	(20)	(44)	(15)	(55)	33	(110)	(33)	233

Net operating profit before acquisition-related costs	51	114	38	(55)	34	282	232	22

Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) reporting contractor costs as part of other operating expenses instead of personnel expenses and b) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. Acquisition-related costs are reported separately at the business unit level only.

CSFB Financial Services key information

				9 months

based on CHF amounts	3Q2002	2Q2002	3Q2001	2002	2001

Cost/income ratio (operating)1) 2)	88.1%	80.6%	91.9%	83.1%	90.3%

Average allocated capital in CHF m	984	1'098	1'038	1'041	972

Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments)1) 2)	9.6%	17.9%	5.8%	15.5%	8.8%

Personnel expenses/operating income1)	51.1%	46.7%	50.7%	48.5%	52.4%

Net new assets institutional asset management in CHF bn	(12.2)	(6.5)	(0.8)	(22.6)	7.2

Net new assets Private Client Services in CHF bn	–	2.2	1.7	5.3	11.1

Growth in assets under management	(7.6%)	(10.7%)	(15.4%)	(21.9%)	(12.4%)

Growth in discretionary institutional assets under management	(9.3%)	(10.5%)	(14.7%)	(19.8%)	(11.7%)

of which net new assets	(3.8%)	(1.8%)	(0.2%)	(6.2%)	2.0%

of which market movement and structural effects	(5.5%)	(8.7%)	(14.5%)	(13.6%)	(13.7%)

of which acquisitions/(divestitures)	–	–	–	–	–

Growth in net new assets Private Client Services	–	2.3%	1.5%	5.5%	10.3%

			30.09.02	30.06.02	31.12.01

Assets under management in CHF bn			500.2	541.4	640.5

of which institutional asset management			423.8	457.5	508.8

of which Private Client Services			74.1	81.5	97.1

Discretionary assets under management in CHF bn			313.8	346.1	393.6

of which institutional asset management			292.0	321.9	364.2

of which mutual funds distributed			108.4	117.6	132.4

of which Private Client Services			21.7	24.2	29.4

Advisory assets under management in CHF bn			186.4	195.3	246.9

Number of employees			7'233	7'275	8'208

1) Excluding acquisition interest and amortization of retention payments.

2) Excluding amortization of acquired intangible assets and goodwill.

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CONSOLIDATED RESULTS | CREDIT SUISSE GROUP

Consolidated income statement

				Change	Change			Change

				in % from	in % from	9 months		in % from

in CHF m	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Interest and discount income	4'233	4'626	7'014	(8)	(40)	13'511	23'560	(43)

Interest and dividend income from trading portfolios	2'495	2'610	3'412	(4)	(27)	7'753	10'028	(23)

Interest and dividend income from financial investments	298	172	168	73	77	577	381	51

Interest expenses	(4'945)	(5'232)	(8'599)	(5)	(42)	(15'731)	(28'823)	(45)

Net interest income	2'081	2'176	1'995	(4)	4	6'110	5'146	19

Commission income from lending activities	152	207	240	(27)	(37)	559	622	(10)

Commission income from securities and investment transactions	2'925	3'921	3'696	(25)	(21)	10'759	12'771	(16)

Commission income from other services	399	431	308	(7)	30	1'315	1'047	26

Commission expenses	(174)	(200)	(249)	(13)	(30)	(599)	(704)	(15)

Net commission and service fee income	3'302	4'359	3'995	(24)	(17)	12'034	13'736	(12)

Net trading income	40	889	1'956	(96)	(98)	2'145	8'061	(73)

Premiums earned, net	8'672	7'367	6'756	18	28	26'502	23'567	12

Claims incurred and actuarial provisions	(6'853)	(5'381)	(5'014)	27	37	(22'365)	(21'356)	5

Commission expenses, net	(708)	(575)	(454)	23	56	(1'727)	(1'581)	9

Investment income from the insurance business	(636)	(932)	16	(32)	–	(486)	4'093	–

Net income from the insurance business	475	479	1'304	(1)	(64)	1'924	4'723	(59)

Income from the sale of financial investments	381	265	406	44	(6)	895	1'090	(18)

Income from investments in associates	(1)	24	25	–	–	83	107	(22)

Income from other non-consolidated participations	2	15	4	(87)	(50)	24	24	0

Real estate income	76	57	48	33	58	164	122	34

Sundry ordinary income	284	184	121	54	135	730	630	16

Sundry ordinary expenses	(974)	(801)	(1'134)	22	(14)	(2'466)	(2'646)	(7)

Other ordinary income/(expenses), net	(232)	(256)	(530)	(9)	(56)	(570)	(673)	(15)

Operating income	5'666	7'647	8'720	(26)	(35)	21'643	30'993	(30)

Personnel expenses	3'793	4'816	5'276	(21)	(28)	13'446	17'265	(22)

Other operating expenses	1'559	1'752	1'954	(11)	(20)	4'972	6'122	(19)

Operating expenses	5'352	6'568	7'230	(19)	(26)	18'418	23'387	(21)

Gross operating profit	314	1'079	1'490	(71)	(79)	3'225	7'606	(58)

Depreciation of non-current assets1)	592	466	502	27	18	1'539	1'487	3

Amortization of acquired intangible assets	162	173	197	(6)	(18)	528	590	(11)

Amortization of goodwill	175	201	190	(13)	(8)	568	546	4

Valuation adjustments, provisions and losses from the banking business	973	562	653	73	49	2'006	1'303	54

Depreciation, valuation adjustments and losses	1'902	1'402	1'542	36	23	4'641	3'926	18

Profit before extraordinary items, taxes and minority interests	(1'588)	(323)	(52)	392	–	(1'416)	3'680	–

Extraordinary income	(5)	121	7	–	–	120	59	103

Extraordinary expenses	(126)	(11)	(1)	–	–	(146)	(31)	371

Taxes	(410)	(417)	(117)	(2)	250	(914)	(1'024)	(11)

Net profit before minority interests	(2'129)	(630)	(163)	238	–	(2'356)	2'684	–

Minority interests	(19)	51	(136)	–	(86)	(3)	(267)	(99)

Net profit	(2'148)	(579)	(299)	271	–	(2'359)	2'417	–

Certain reclassifications have been made to conform to the current presentation.

1) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business.

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Consolidated balance sheet

				Change	Change

				in % from	in % from

in CHF m	30.09.02	30.06.02	31.12.01	30.06.02	31.12.01

Assets

Cash and other liquid assets	3'386	4'643	3'092	(27)	10

Money market papers	24'621	27'979	32'027	(12)	(23)

Due from banks	201'045	195'686	203'785	3	(1)

Receivables from the insurance business	9'932	11'497	11'823	(14)	(16)

Due from customers	195'762	171'589	186'151	14	5

Mortgages	96'187	91'564	92'655	5	4

Securities and precious metals trading portfolios	179'645	211'546	208'374	(15)	(14)

Financial investments from the banking business	37'007	37'326	37'306	(1)	(1)

Investments from the insurance business	134'129	128'015	131'291	5	2

Non-consolidated participations	1'632	1'721	1'846	(5)	(12)

Tangible fixed assets	8'683	8'822	9'422	(2)	(8)

Intangible assets	19'579	20'155	22'850	(3)	(14)

Accrued income and prepaid expenses	15'899	16'797	18'095	(5)	(12)

Other assets	71'651	60'245	63'796	19	12

Total assets	999'158	987'585	1'022'513	1	(2)

Subordinated assets	2'496	1'740	1'578	43	58

Receivables due from non-consolidated participations	850	992	276	(14)	208

Liabilities and shareholders' equity

Money market papers issued	19'876	15'903	19'252	25	3

Due to banks	293'456	314'372	335'932	(7)	(13)

Payables from the insurance business	7'250	9'261	11'864	(22)	(39)

Due to customers in savings and investment deposits	39'397	38'800	38'547	2	2

Due to customers, other	277'046	254'704	261'752	9	6

Medium-term notes (cash bonds)	2'831	3'017	3'019	(6)	(6)

Bonds and mortgage-backed bonds	89'644	89'244	81'505	0	10

Accrued expenses and deferred income	18'826	18'282	25'512	3	(26)

Other liabilities	68'793	59'508	56'493	16	22

Valuation adjustments and provisions	9'956	9'148	11'362	9	(12)

Technical provisions for the insurance business	139'622	138'888	138'354	1	1

Total liabilities	966'697	951'127	983'592	2	(2)

Reserve for general banking risks	2'319	2'319	2'319	0	0

Share capital	1'189	3'591	3'590	(67)	(67)

Capital reserve	19'460	19'459	19'446	0	0

Revaluation reserves for the insurance business	1'285	381	749	237	72

Reserve for own shares	1'950	2'469	2'469	(21)	(21)

Retained earnings	5'546	5'558	5'640	0	(2)

Minority interests	3'071	2'892	3'121	6	(2)

Net profit	(2'359)	(211)	1'587	-	(249)

Total shareholders' equity	32'461	36'458	38'921	(11)	(17)

Total liabilities and shareholders' equity	999'158	987'585	1'022'513	1	(2)

Subordinated liabilities	20'700	20'722	20'892	0	(1)

Liabilites due to non-consolidated participations	1'371	980	1'098	40	25

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Off-balance sheet and fiduciary business

in CHF m	30.09.02	31.12.01

Credit guarantees in form of bills of exchange and other guarantees1)	28'316	29'789

Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	4'710	5'056

Irrevocable commitments in respect of documentary credits	3'117	3'257

Other contingent liabilities	4'855	5'484

Contingent liabilities	40'998	43'586

Irrevocable commitments	98'781	129'864

Liabilities for calls on shares and other equity instruments	666	794

Confirmed credits	51	76

Total off-balance sheet	140'496	174'320

Fiduciary transactions	34'471	41'448

1) Including credit guarantees of securities lent as arranger: 30.09.02: CHF 20,549 m (31.12.01: CHF 21,148 m).

Derivative instruments

		Positive		Negative			Positive		Negative

		gross		gross			gross		gross

	Nominal	replacement		replacement		Nominal	replacement		replacement

	value	value	1)	value	1)	value	value	1)	value	1)

in CHF bn	30.09.02	30.09.02		30.09.02		31.12.01	31.12.01		31.12.01

Interest rate products	10'187.9	178.3		177.0		9'120.8	97.0		98.7

Foreign exchange products	1'673.6	28.4		30.2		1'936.3	39.6		40.2

Precious metals products	21.0	0.8		1.9		29.5	1.3		1.8

Equity/index-related products	484.4	16.7		17.4		393.9	14.1		13.6

Other products	179.4	5.4		6.2		120.7	3.5		3.5

Total derivative instruments	12'546.3	229.6		232.7		11'601.2	155.5		157.8

1) Including replacement values for traded derivatives (futures and traded options) subject to daily margining requirements. Total positive and negative replacement values of traded derivatives amount to CHF 2.9 bn (31.12.01: CHF 1.8 bn) and CHF 1.8 bn (31.12.01: CHF 0.6 bn).

Currency translation rates

	Average rate year-to-date			Closing rate used in the

	used in the income statement			balance sheet as of

in CHF	3Q2002	2Q2002	3Q2001	30.09.02	30.06.02	31.12.01

1 USD	1.59	1.64	1.68	1.4907	1.4905	1.6754

1 EUR	1.47	1.47	1.51	1.4646	1.4725	1.4824

1 GBP	2.34	2.36	2.42	2.3308	2.2748	2.4282

100 JPY	1.26	1.26	1.39	1.2257	1.2469	1.2759

Calculation of earnings per share (EPS)

				Change	Change			Change

				in % from	in % from	9 months		in % from

	3Q2002	2Q2002	3Q2001	2Q2002	3Q2001	2002	2001	2001

Net profit in CHF m	(2'148)	(579)	(299)	271	–	(2'359)	2'417	–

Net operating profit in CHF m1)	(1'752)	(285)	21	–	–	(1'351)	3'358	–

Diluted net profit in CHF m	(2'148)	(579)	(299)	271	–	(2'358)	2'418	–

Diluted net operating profit in CHF m1)	(1'751)	(285)	22	–	–	(1'350)	3'359	–

Weighted average shares outstanding2)	1'189'341'056	1'189'243'577	1'189'924'996	0	0	1'189'212'967	1'195'915'064	(1)

Dilutive impact 3)	544'427	5'267'305	7'860'925	(90)	(93)	4'385'014	10'102'975	(57)

Weighted average shares, diluted	1'189'885'483	1'194'510'882	1'197'785'921	0	(1)	1'193'597'981	1'206'018'039	(1)

Basic earnings per share in CHF	(1.81)	(0.49)	(0.25)	269	–	(1.98)	2.02	–

Basic earnings per share - operating, in CHF 1)	(1.47)	(0.24)	0.02	–	–	(1.14)	2.81	–

Diluted earnings per share in CHF	(1.81)	(0.48)	(0.25)	277	–	(1.98)	2.00	–

Diluted earnings per share - operating, in CHF1)	(1.47)	(0.24)	0.02	–	–	(1.13)	2.79	–

1) Excluding amortization of acquired intangible assets and goodwill as well as exceptional items.

2) Adjusted for weighted average shares repurchased.

3) From convertible bonds and outstanding options.

Income statement of the banking and insurance business

	Banking business

	(incl. Corporate Center)		Insurance business		Credit Suisse Group

9 months, in CHF m	2002	2001	2002	2001	2002	2001

Net interest income	6'072	5'122	–	–	6'110	5'146

Net commission and service fee income	12'043	13'749	–	–	12'034	13'736

Net trading income	2'145	8'061	–	–	2'145	8'061

Net income from the insurance business 1)	–	–	1'934	4'736	1'924	4'723

Other ordinary income/(expenses), net	(180)	(380)	(399)	(294)	(570)	(673)

Operating income	20'080	26'552	1'535	4'442	21'643	30'993

Personnel expenses	11'733	15'565	1'713	1'700	13'446	17'265

Other operating expenses	3'804	5'059	1'138	1'063	4'972	6'122

Operating expenses	15'537	20'624	2'851	2'763	18'418	23'387

Gross operating profit	4'543	5'928	(1'316)	1'679	3'225	7'606

Depreciation of non-current assets	1'112	1'125	427	362	1'539	1'487

Amortization of acquired intangible assets	528	590	0	0	528	590

Amortization of goodwill	519	509	50	37	568	546

Valuation adjustments, provisions and losses from the banking business	2'005	1'303	0	0	2'006	1'303

Depreciation, valuation adjustments and losses	4'164	3'527	477	399	4'641	3'926

Profit before extraordinary items, taxes and minority interests	379	2'401	(1'793)	1'280	(1'416)	3'680

Extraordinary income	70	25	50	34	120	59

Extraordinary expenses	(26)	(31)	(120)	0	(146)	(31)

Taxes	(234)	(668)	(680)	(356)	(914)	(1'024)

Net profit before minority interests	189	1'727	(2'543)	958	(2'356)	2'684

Minority interests	(116)	(191)	113	(76)	(3)	(267)

Net profit	73	1'536	(2'430)	882	(2'359)	2'417

Income statements for the banking and insurance business are presented on a stand-alone basis.

1) Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which CHF 428 m (9 months 2001: CHF 408 m) are related to personnel expenses and CHF 330 m (9 months 2001: CHF 226 m) to other operating expenses.

Statement of shareholders' equity

	9 months	9 months

in CHF m	2002	2001

At beginning of financial year	38'921	43'522

Repayment out of share capital	(2'379)	(2'392)

Dividends paid to minority interests	(120)	(173)

Capital increases, par value and capital surplus	160	164

Cancellation of repurchased shares	(504)	(569)

Changes in scope of consolidation affecting minority interests	(95)	(198)

Foreign exchange impact	(1'745)	(522)

Change in revaluation reserves from the insurance business, net	579	(4'579)

Minority interest in net profit	3	267

Net profit	(2'359)	2'417

At end of period	32'461	37'937

LOANS

Due from banks

in CHF m	30.09.02	31.12.01

Due from banks, gross	201'134	203'821

Valuation allowance	(89)	(36)

Total due from banks, net	201'045	203'785

Due from customers and mortgages

in CHF m	30.09.02	31.12.01

Due from customers, gross	200'758	192'349

Valuation allowance	(4'996)	(6'198)

Due from customers, net	195'762	186'151

Mortgages, gross	98'480	95'685

Valuation allowance	(2'293)	(3'030)

Mortgages, net	96'187	92'655

Total due from customers and mortgages, net	291'949	278'806

Due from customers and mortgages by sector

in CHF m	30.09.02	31.12.01

Financial services	42'700	39'213

Real estate companies	16'371	17'627

Other services including technology companies	15'027	22'860

Manufacturing	12'403	12'791

Wholesale and retail trade	10'458	10'970

Construction	4'376	3'676

Transportation and communication	9'506	10'904

Health and social services	2'167	1'854

Hotels and restaurants	2'604	2'866

Agriculture and mining	2'183	1'600

Non-profit and international organizations	201	27

Commercial	117'996	124'388

Consumers	94'658	86'358

Public authorities	5'842	5'000

Lease financings	3'214	3'135

Professional securities transactions and securitized loans	77'528	69'153

Due from customers and mortgages, gross	299'238	288'034

Valuation allowance	(7'289)	(9'228)

Total due from customers and mortgages, net	291'949	278'806

Collateral of due from customers and mortgages

	Mortgage	Other	Without	Total

in CHF m	collateral	collateral	collateral	30.09.02

Due from customers	5'228	117'482	73'052	195'762

Residential properties	69'068

Business and office properties	12'147

Commercial and industrial properties	9'714

Other properties	5'258

Mortgages	96'187			96'187

Total collateral	101'415	117'482	73'052	291'949

As of 31.12.01	98'557	121'338	58'911	278'806

Loan valuation allowance

in CHF m	30.09.02	31.12.01

Due from banks	89	36

Due from customers	4'996	6'198

Mortgages	2'293	3'030

Total loans valuation allowance	7'378	9'264

of which on principal	6'225	7'553

of which on interest	1'153	1'711

Roll forward of loan valuation allowance

in CHF m	30.09.02	31.12.01

At beginning of financial year	9'264	10'786

Net additions charged to income statement	1'444	1'613

Net write-offs	(3'187)	(3'805)

Balances acquired/(sold)	0	(3)

Provisions for interest	161	400

Foreign currency translation impact and other	(304)	273

At end of period	7'378	9'264

Impaired loans

in CHF m	30.09.02	31.12.01

With a specific allowance	10'586	12'957

Without a specific allowance	659	912

Total impaired loans, gross	11'245	13'869

Non-performing loans	5'684	7'992

Non-interest earning loans	2'361	2'808

Restructured loans	311	114

Potential problem loans1)	2'889	2'955

Total impaired loans, gross	11'245	13'869

1) Potential problem loans consist of loans where interest payments are being made but where, in the credit officer's assessment, some doubt exists as to the timing and/or certainty of the repayment of contractual principal.

Securities and precious metals trading portfolios

in CHF m	30.09.02	31.12.01

Listed on stock exchange	76'142	66'308

Unlisted	71'104	91'434

Debt instruments	147'246	157'742

of which own bonds and medium-term notes	1'896	1'037

Listed on stock exchange	25'006	44'202

Unlisted	5'731	5'123

Equity instruments	30'737	49'325

of which own shares	1'447	4'410

Precious metals	1'662	1'307

Total securities and precious metals trading portfolios	179'645	208'374

of which securities rediscountable or pledgeable with central banks	79'859	77'306

CONSOLIDATED RESULTS | CREDIT SUISSE GROUP

Investments from the insurance business

			Gross	Gross

		Amortized	unrealized	unrealized

As of 30.09.02, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	9'269	8'713	556	0	9'269

Debt securities issued by foreign governments	26'018	25'210	857	49	26'018

Corporate debt securities	21'910	21'272	781	143	21'910

Other	15'873	15'028	936	91	15'873

Debt securities	73'070	70'223	3'130	283	73'070

Equity securities	9'821	10'403	409	991	9'821

Total securities – available-for-sale	82'891	80'626	3'539	1'274	82'891

Debt securities	489

Equity securities	53

Total securities – trading	542

Own shares	43	–	–	–	–

Mortgage loans	10'073	–	–	–	–

Other loans	4'294	–	–	–	–

Real estate	7'413	–	–	–	10'124

Short-term investments and other	15'111	–	–	–	–

Investments from the insurance business	120'367	–	–	–	–

Equity securities	9'139	–	–	–	–

Debt securities	3'020	–	–	–	–

Short-term investments and other	1'424	–	–	–	–

Real estate	179	–	–	–	–

Investments where the investment risk is borne by the policyholder	13'762	–	–	–	–

Investments from the insurance business	134'129	–	–	–	–

Investments from the insurance business

			Gross	Gross

		Amortized	unrealized	unrealized

As of 31.12.01, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	8'287	8'205	152	70	8'287

Debt securities issued by foreign governments	19'503	19'252	474	223	19'503

Corporate debt securities	22'947	22'542	672	267	22'947

Other	15'823	15'409	543	129	15'823

Debt securities	66'560	65'408	1'841	689	66'560

Equity securities	22'332	22'145	2'406	2'219	22'332

Total securities – available-for-sale	88'892	87'553	4'247	2'908	88'892

Debt securities	1'858

Equity securities	37

Total securities – trading	1'895

Own shares	184	–	–	–	–

Mortgage loans	9'811	–	–	–	–

Other loans	4'648	–	–	–	–

Real estate	7'549	–	–	–	10'376

Short-term investments and other	3'793	–	–	–	–

Investments from the insurance business	116'772	–	–	–	–

Equity securities	10'934	–	–	–	–

Debt securities	2'495	–	–	–	–

Short-term investments and other	794	–	–	–	–

Real estate	296	–	–	–	–

Investments where the investment risk is borne by the policyholder	14'519	–	–	–	–

Investments from the insurance business	131'291	–	–	–	–

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RISK MANAGEMENT

Trading exposures
The average one-day, 99% VaR at Credit Suisse First Boston in the third quarter of 2002 was USD 43.7 million compared with USD 46.4 million in the second quarter. The VaR reduction during the third quarter was attributable to a further decrease in overall interest rate and credit spread positions. As shown in the backtesting chart, Credit Suisse First Boston had one backtesting exception in the third quarter of 2002. Over the last 12 months, Credit Suisse First Boston has had three backtesting exceptions (on average, an accurate one-day, 99% VaR model should have 2.5 exceptions per annum).

Asset quality
Combined counterparty exposure for the Group grew moderately by 4% in the third quarter. The major contributor to this rise was an increase in counterparty trading exposure at Credit Suisse First Boston, largely attributable to the impact of falling US interest rates on derivatives positions.

Increased non-performing counterparty exposure (NPCE) at Credit Suisse First Boston as a result of the difficult credit environment during the third quarter was substantially offset by falling non-performing exposure at Credit Suisse Financial Services as older, highly-provisioned positions continued to be written off, keeping the Group’s overall NPCE and provisions coverage ratio stable. The quality of the Group’s counterparty exposure remained sound, with investment grade exposure continuing to account for over 82% of total exposure.

Adjusted trading revenue and VaR estimate for Credit Suisse First Boston

CSFB trading exposures (99% one-day VaR)

in USD m	3Q2002	2Q2002	1Q2002	4Q2001

Total VaR

Period end	38.9	59.3	52.5	42.7

Average	43.7	46.4	49.2	49.0

Maximum	57.4	59.3	61.2	55.5

Minimum	37.6	36.8	40.2	42.7

in USD m	30.09.02	30.06.02	31.03.02	31.12.01

VaR by risk type

Interest rate	59.3	54.7	59.7	56.7

Foreign exchange	7.6	18.7	7.5	11.1

Equity	12.1	16.5	17.2	21.7

Commodity	1.2	0.5	0.6	2.4

Subtotal	80.2	90.4	85.0	91.9

Diversification benefit	(41.3)	(31.1)	(32.5)	(49.2)

Total	38.9	59.3	52.5	42.7

Credit Suisse First Boston computes these VaR estimates separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99% percentile loss for each risk type and for the total portfolio.

Asset quality & provisions

	Credit Suisse	Credit Suisse	Credit Suisse

As of 30.09.02, in CHF m	Financial Services	First Boston	Group

Non-performing counterparty exposures (NPCE)1)	4'551	3'207	7'758

Capital provisions against NPCE2)	2'562	2'108	4'670

Total counterparty exposures1)	161'503	205'875	367'378

of which lending	146'034	36'475	182'509

of which committed, but unused	1'621	84'838	86'459

of which contingent exposures	12'103	12'183	24'286

of which counterparty trading	1'746	72'378	74'124

Coverage ratio of NPCE

30.09.02	56%	66%	60%

30.06.02	58%	71%	62%

31.03.02	61%	59%	60%

NPCE as percentage of counterparty exposure

30.09.02	2.8%	1.6%	2.1%

30.06.02	3.2%	1.3%	2.1%

31.03.02	3.3%	1.6%	2.3%

1) Includes loans and loan equivalents.

2) Excludes total interest of CHF 1,153 m (fully provided).

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INFORMATION FOR INVESTORS

Credit Suisse Group shares

Ticker symbols

Stock exchange listings	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGZn.VX	CSGN,380

Frankfurt	CSX GR	CSGZn.DE	CSX,013

New York (ADS)1)	CSR US	CSR.N	CSR,065

1) 1 ADS represents 1 registered share.

Swiss security number	1213853

ISIN number	CH0012138530

German security number	DE 876 800

CUSIP number	225 401 108

Ratings

as of 08.11.02

Agencies	Credit Suisse Group		Credit Suisse		Credit Suisse First Boston		Winterthur

	Long term	Short term	Long term	Short term	Long term	Short term

Moody’s, New York	Aa3	–	Aa3	P1	Aa3	P1	Aa3	1)

Standard & Poor’s, New York2)	A+	A1	AA–	A1+	AA–	A1+	AA–

Fitch IBCA, New York	AA–	F1+	AA–	F1+	AA–	F1+	AA–

1) Review for possible downgrade

2) All ratings on Credit Watch Negative

Financial calendar

Fourth quarter/full-year results 2002	Tuesday, February 25, 2003

Investors’ Day	Tuesday, March 18, 2003

Annual General Meeting	Friday, April 25, 2003

First quarter results 2003	Tuesday, May 6, 2003

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Enquiries

CREDIT SUISSE GROUP
Investor Relations
Gerhard Beindorff, Marc Buchheister
Tel. +41 1 333 4570/+41 1 333 3169
Fax +41 1 333 2587

CREDIT SUISSE GROUP
Media Relations
Karin Rhomberg Hug, Andreas Hildenbrand
Tel. +41 1 333 8844
Fax +41 1 333 8877

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

Copies of all Credit Suisse Group
financial publications may be ordered from:
CREDIT SUISSE
KIDM 23
Uetlibergstrasse 231
8070 Zurich
Switzerland
Fax +41 1 332 7294
www.credit-suisse.com/q3results2002/order.html

Back to Contents

QUARTERLY RESULTS 2002 Q3

Back to Contents

Presentation

Introduction

Consolidated results Q3 2002

Credit Suisse Financial Services

Credit Suisse First Boston

Summary

Cautionary statement regarding forward-looking information

Back to Contents

Credit Suisse Group Management as of January 2003

BOARD OF DIRECTORS
Walter B. Kielholz
Chairman

GROUP EXECUTIVE BOARD
Oswald J. Grübel	John J. Mack
Co-CEOs of Credit Suisse Group

Expansion of GxB with key leaders from CSFB and CSFS

Back to Contents

Results overview

(1)	excluding amortization of acquired intangible assets and goodwill as well as exceptional items
(2)	before minority interests

Back to Contents

Factors affecting results in 2002                               (1/3)

Unsatisfactory Q3/02 results are driven by challenging market environment and necessary measures to restore core profitability

Drop in market revenues only partly offset by cost reduction

Abnormally high credit losses

Further losses and impairments on equity investments in insurance units

Realignment of European Private Banking

Charges associated with resolving "legacy" assets issues at CSFB

Back to Contents

Factors affecting results in 2002                                 (2/3)

Progress in cost reduction to offset revenue decline

* Private Banking, Corporate & Retail Banking

Back to Contents

Special factors affecting net profit in 2002	(3/3)

(1)	figures shown reflect net profit impact	(3)	non-continuing businesses: real estate and distressed trading, and "legacy" private equity
(2)	assuming break-even of insurance units based on current investment income only

Back to Contents

Key CEO priorities

Restore Credit Suisse Group profitability

Continue to reduce costs

Return Winterthur to profitability in lower investment return environment

Refocus European Private Banking

Resolve earnings drag from CSFB "legacy" assets

Ensure adequate capital resources

Revenue momentum from focus on client service and innovation

Back to Contents

Presentation

Introduction

Consolidated results Q3 2002

Credit Suisse Financial Services

Credit Suisse First Boston

Summary

Cautionary statement regarding forward-looking information

Back to Contents

Revenue decline driven by market trends and insurance result

* excluding other ordinary result

Back to Contents

Operating expenses further reduced

Back to Contents

Assets under Management driven by market performance

Private Banking continues to report net inflows

Performance issues, primarily from a single fixed income product, drove third quarter outflows at CSAM

Back to Contents

Provisions

(1)	excluding non-credit related charges, Corporate Center and consolidation adjustments of CHF 251 m, CHF 0 m, CHF 170 m, CHF 94 m and CHF 133 for the quarters Q3/01 to Q3/02
(2)	restructuring-related provision charges of CHF 397 million at CSFB qualified as non credit related

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Impaired loans reduction

in CHF billion **Total Impaired Loans**

19.0
2.3
16.6
15.7
2.6
13.1
13.9
4.3
9.5
13.1
4.2
9.0
11.7
3.6
8.0
11.2
4.0
7.3
CSFB
CSFS
12/99
12/00
12/01
03/02
06/02
09/02

12/99	12/00	12/01	03/02	06/02	09/02	
9.7	5.7	4.8	4.4	4.3	3.8	Impaired loans as % of gross loans(1)
64	68	67	66	66	65	Allowance as % of impaired loans

(1) customer loans plus mortgages

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Potential accounting changes for 2002

Change	Rationale	Potential Impact	Timing

Deferred tax asset on net operating losses		Pro-forma 9M/02
		NOP positive impact of CHF 250 m	Implementation at 31/12/2002
Increase peer comparability

Cumulative positive effect on shareholders'equity of CHF 300 m

Eliminate difference to US GAAP

Potential total positive impact on shareholders' equity of CHF 550 m

Inherent loss allowance inloan portfolio	Consistent with anticipated EBK change in estimate guidelines for 2003
		Neutral to NOP through corresponding release of reserves for general banking risks	Implementation at 31/12/2002 dependent on trends of creditworthiness in loan book

In line with peers

General trend of deterioration of creditworthiness (Telecom, merchant energy, non-investment grade)
Reduction of shareholders' equity in the range of CHF 700 m to CHF 900 m

Note: NOP = Net Operating Profit	EBK = Swiss Federal Banking Commission

Back to Contents

Banking capital ratios as of September 30, 2002

Reduction of cash dividend accrual to CHF 0.10 per share releases CHF 210 million of qualifying tier 1 capital for 9M/02

(1)	consolidated banking entities Credit Suisse and Credit Suisse First Boston
(2)	including holding company and other banking units (e.g. independent private banks)
(3)	net of 35% tax

Back to Contents

Winterthur Group EU solvency margin as of September 30, 2002

Note: calculation basis has been reviewed by BPV (Bundesamt für Privatversicherungen, Swiss insurance regulator)

Back to Contents

Winterthur's equity strengthened with capital injection and further reduction of equity allocation

Change in unrealized gains/(losses) driven by value increases in bond portfolio

Further reduction of equity securities to 8% in Q3/02
6% excluding market value of bond funds and special funds
P&L and capital-relevant equity exposure down to approximately 3%

(1) net of policyholder share and taxes; gross amount of CHF (1,313) million
(2) corresponding to net operating loss of CHF (1,442) million, including other adjustments (i.e. forex)

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Capital actions

Actions taken to strengthen the Group capital base

Reduction of cash dividend accrual

Sale of Swiss Re and MetLife participations

Balance sheet management

Additional means to strengthen capital base

Capital qualifying financing

Balance sheet securitizations

Potential divestitures of non-core businesses

Sizing, timing and likelihood of measures largely dependent on market environment

Back to Contents

Presentation

Introduction

Consolidated results Q3 2002

Credit Suisse Financial Services

Credit Suisse First Boston

Summary

Cautionary statement regarding forward-looking information

Back to Contents

Credit Suisse Financial Services Overview

Net operating profit	Loss of CHF (1,020) m in Q3/02 and (671) m 9M/02
Banking(1): Profit of CHF 405 m in Q3/02; 1,740 m 9M/02
Insurance(1):Loss of CHF (1,442) m in Q3/02; (2,491)m 9M/02

Revenues/ Markets	Q3/02 operating income of CHF 2,289 m (down 16% vs Q2/02)
Current market environment is primarily affecting investment income of insurance segments and income of Private Banking

Expenses	9M/02 expenses down CHF 88 m (1%) vs last year and down 4% (CHF 95 m) vs Q2/02

AuM	AuM of CHF 686 bn and NNA of 1.5 bn in Q3/02
PB generated CHF 3.4 bn net new assets
CRB outflow of CHF 2.3 bn primarily in corporate accounts

Q4 Objectives	Return to profitability (incl. effects of proposed accounting changes)
Recovery in results at Winterthur

(1) before acquisition-related costs and minority interests

Back to Contents

Credit Suisse Financial Services
Status of cost reductions

Efficiency improvements of CHF 490 m were reinvested in the business to support

Private banking expansion in Asia/Europe (CHF 160 m)

6M/02 restructuring charge (CHF 53 m)

Insurance premium growth (CHF 189 m)

Net cost savings in CSFS of CHF 88 m

Objective for 2003

Reinvest banking segments' targeted savings of CHF 100 - 150 m to fund organic growth and restructuring charges

Insurance segments to bring down administration expenses significantly

Back to Contents

Private Banking

Net Operating Profit [1]

in CHF million
501
579
634
486
303 [2]
(38%)
(40%)

	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Net margin (bp) [1]	36.9	43.6	46.0	36.0	24.0
NNA (CHF bn)	5.1	8.6	9.2	5.6	3.4

Earnings Drivers

	Q3/02	Change vs Q2/02	Change vs Q3/01	Change vs 9M/01
Revenues	1,440	(16%)	(14%)	(10%)
Personnel expenses	(576)	(8%)	(12%)	(5%)
Other operating expenses	(352)	(9%)	2%	(2%)

- European Private Banking
  - AuM of CHF 22.7 bn (09/02)
  - NNA of CHF 0.4bn in Q3/02 (CHF 5.9 bn 9M/02)
- Seasonal market weakness
- Asset-based fees down 10% with AuM
- Lower revenues from Structured Investment Products

(1) before acquisition-related costs and minority interests
(2) excluding European Private Banking (former EFSI) restructuring charge of CHF 119 m

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European Private Banking

Former European Financial Services Initiative being refocused on private banking

Leveraging of "Swiss assets": relationship-based approach, sophisticated wealth management products

Rightsizing of cost base to ensure future profitable growth

Example Germany: Measures taken

Focus on 15 cities, instead of planned 23

Sale or close-down of tied agents network and call center

Reduction of planned e-business offering – cancellation of e-brokerage

Restructuring costs of CHF 119m

Back to Contents

Corporate & Retail Banking

Net Operating Profit (1)

in CHF million

120
102
95
79
45
7%
29%

	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
C/I (2) ratio (%)	70.2	74.6	60.6	69.8	67.6
ROE (2) (%)	8.0	4.6	12.1	9.5	10.5

Earnings Drivers

	Q3/02	Change vs Q2/02	Change vs Q3/01	Change vs 9M/01
Revenues	615	(2%)	8%	2%
Personnel expenses	(237)	(3%)	(8%)	(8%)
Other operating expenses	(152)	(13%)	26%	-%
Provisions (3)	(70)	6%	-%	1%

- Net interest margin of 238 bp, up 7bp vs Q2/02

(1) before acquisition-related costs and minority interests
(2) operating
(3) valuation adjustments, provisions and losses (provisions based on ACP)

Back to Contents

Life & Pensions

Net Operating Profit [1]

in CHF million

66
80
15
(427)
(1,081)

	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Expense ratio (%)	15.2	9.4	6.4	14.6	14.6
Return on invested assets (%) [2]	3.9	2.5	3.2	0.1	1.2

Earnings Drivers

	Q3/02	9M/02	Change vs 9M/01
Gross premiums written	4,543	14,801	18%
Net benefits & claims [3]	(4,971)	(15,165)	7%
Operating expenses	(691)	(1,610)	14%
Investment income [2]	309	1,105	(73%)

- Write-down of DAC and PVFP of CHF 235 m plus additional reserve building of CHF 150 m
  - NOP impact of CHF (237) m
- Excluding DAC/PVFP revaluation, expense ratio of 9.7% in Q3/02

(1) before acquisition-related costs and minority interests
(2) excluding separate account business
(3) death and other benefits incurred & change in provision for future policyholder benefits (technical) & dividends to policyholders incurred

Back to Contents

Insurance

Net Operating Profit [1]

in CHF million

95
82
(147)
(490)
(361)

	2001 Q3	2001 Q4	2002 Q1	2002 Q2	2002 Q3
Combined ratio (%)	103.8	103.3	103.9	103.7	102.8
Return on invested assets (%)	4.7	6.3	1.2	(3.8)	1.6

Earnings Drivers

	Q3/02	9M/02	Change vs 9M/01
Net premiums earned	3,937	11,671	4%
Claims and annuities	(2,920)	(8,715)	-%
Dividends to policyholders	(53)	(3)	(99%)
Operating expenses	(1,126)	(3,360)	3%
Investment income	110	(69)	nm

- Combined ratio down to 102.8%
- Premium growth driven by positive pricing trends
- Impact from discontinued/divested international businesses on NOP of CHF (161) m

(1) before acquisition-related costs and minority interests

Back to Contents

CSFS Priorities and Aspirations 2003

Return to sustainable profitability quickly

1.	Right-size and right-price insurance businesses	Insurance combined ratio < 100%
Life & Pensions expense ratio < 8%

2.	Restore strength of private banking franchise	NNA growth around 5%

3.	Rigorously implement decided cost reduction measures	Banking: CHF100 - 150 m to fund growth and restructuring charges
Insurance: Significant reduction in administration expenses

4.	Demonstrate leadership in all our businesses	Execute fast and thoroughly
Communicate clearly to all stakeholders

Back to Contents

CSFS Objectives for 2003: Banking Segments

Private Banking: NOP increase

NNA growth of around 5%, driven by double-digit growth in business with clients from Asia, CEE, Middle East/Gulf and Latin America, as well as in European Private Banking

Result of European Private Banking to be improved by CHF 100 to 150 m, based on right-sized costs

Continued stream of innovations in products and advisory offers

Operating costs (excl. bonus) to remain at least flat, despite growth in international business

Corporate & Retail Banking: Stable NOP development

Cost/income ratio to improve gradually, driven by income growth from low-risk products and at least flat development of operating costs (excl. bonus)

Higher credit risk costs (around 10 bp based on ACPs)

Back to Contents

CSFS Objectives for 2003: Insurance Segments
Return to profitability

Life & Pensions
Increase in share of capital-light/non-traditional products in new life business
Improved contribution from employee benefit business in Switzerland, based on reduction of minimum interest rate to 3.25%, as well as additional measures
Tightening of policyholder bonus allocations for 2003 – alignment of risk and cost loadings
Significant reduction of administration expenses
Further optimization of country and business portfolio

Insurance
Continued strong increases in tariffs, with a combined ratio impact of approximately two percentage points
Significant reduction of administration expenses
Aggressive re-underwriting to reprice/remove underperforming businesses
Further optimization of country and business portfolio

Back to Contents

Presentation

Introduction

Consolidated results Q3 2002

Credit Suisse Financial Services

Credit Suisse First Boston

Summary

Cautionary statement regarding forward-looking information

Back to Contents

Credit Suisse First Boston Overview

Q3/02 net operating loss of USD (255) million
9M/02 net operating profit of USD 129 million
Results	Revenue decline driven by industry volumes
“Legacy” issues negatively affected revenues and provisions
Higher credit losses

Right-sizing and continued cost reductions
Management	Resolution of “legacy” assets
priorities	Maintain strong competitive position
Resolve regulatory and reputational industry issues

Objective	Return to profitability in 2003 and beyond

Back to Contents

CSFB Results

Net Operating Profit[1]

in USD million

229
155
(103)
(114)
(255)

	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Comp/ revenue[2]	60%	41%	55%	55%	53%
Pre-tax margin[1]	(5%)	(9%)	5%	8%	(17%)

Earnings Drivers

	Q3/02	Change vs Q2/02	Change vs Q3/01	Change vs 9M/01
Revenues	**2,683**	(24%)	(24%)	(23%)
Personnel expenses	(1,394)	(27%)	(34%)	(27%)
Total expenses	(2,169)	(18%)	(29%)	(25%)
Provisions	(560)	115%	177%	135%

- Revenue decline outpaced expense reduction
- Provisions driven by credit, "legacy" assets and premises

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CSFB Investment Banking SegmentDivisional Revenues

Decline of 13% vs Q2/02 - mainly in developed credit products and leveraged finance

Revenues up in emerging markets

Lower risk profile – market risk down 1/3 vs 09/01

Decline of 6% vs Q2/02 mainly due to reduced volumes in U.S. new issuance and cash customer business

Revenues up in derivatives

Sharp decline reflecting industry volumes, mainly in Capital Markets – industry underwriting fees down 45%
Lower Private Equity gains vs Q2/02

Back to Contents

CSFB Financial Services Segment

Net Operating Profit [1]

in USD million

22
121
70
71
37
68%
- (48%)

	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Pre-tax [1] margin	6%	25%	18%	18%	10%
NNA (CHF bn)	0.9	6.7	(0.8)	(4.4)	(12.2)

Earnings Drivers

	Q3/02	Change vs Q2/02	Change vs Q3/01	Change vs 9M/01
Revenues	501	(9%)	(7%)	(11%)
Personnel expenses	(254)	(2%)	(7%)	(18%)
Total expenses	(416)	(2%)	(11%)	(19%)

- Revenues impacted by seasonal slowdown in individual investor activity and lower market valuations
- Asset outflows primarily driven by poor performance in select U.S. institutional portfolios
- Results include provisions related to excess office facilities of USD 13 m

(1) before acquisition-related costs and minority interests

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Resolution of "legacy" assets

(1) only non-continuing book, excluding commitments of USD 1.2 bn, 1.0 bn, 0.9 bn and 0.4 bn as of 12/99, 12/00, 12/01 and 09/02 respectively

Back to Contents

Continued cost reduction

9M/02 expenses down USD 2.4 bn (25%) vs 9M/01

Initiated further round of cost reductions in Q4/02 - targetting USD 500 m savings in 2003

Cost reductions achieved without material impact on revenue-generating capabilities and market positions

Back to Contents

Presentation

Introduction

Consolidated results Q3 2002

Credit Suisse Financial Services

Credit Suisse First Boston

Summary

Cautionary statement regarding forward-looking information

Back to Contents

Group Outlook

New management teams - Co-CEOs committed to demonstrating responsible leadership

Restore profitability of the Group and each of its businesses

Continued focus on clients and product innovation to grow franchise

Ensure adequate capital base to support growth

Q4 outlook remains challenging, but recovery of results at Winterthur expected

Return to sound profitability in 2003

Back to Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This presentation contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

     Words such as “believes,” “anticipates,” “expects,” intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counter-parties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

     We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

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                          SUPPLEMENTS TO THE
                          THIRD QUARTER RESULTS 2002
                          PRESENTATION

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   CONTENT

Winterthur		CSFB
- Investment result	(page 3 to 5)	- Emerging markets exposure	(page 18 to 19)
- Investment portfolio	(page 6 to 7)	- "Legacy" assets exposure	(page 20 to 24)
- Statutory solvency	(page 8)	- "Legacy" assets P&L charges	(page 25)
- Life & Pensions business mix	(page 9)
- DAC calculations	(page 10)
- Insurance premium split &		Cautionary statement regarding
combined ratios	(page 11)	forward-looking information	(page 26)

CSPB
- Development of gross margin	(page 12)
- AuM by product and currency	(page 13)

Group
- Taxes	(page 14 to 15)
- Counterparty exposure by rating	(page 16)
- Counterparty exposure by
industry	(page 17)

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WINTERTHUR GROUP
INVESTMENT RESULT (1/3)

Despite increasing investment income in Q3/02 vs Q2/02, NOP is down since investment income was up in countries with high policyholder participation; in countries where the investment risk is borne by the company, investment income was down

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WINTERTHUR GROUP
INVESTMENT RESULT (2/3)

Development of gross unrealized losses in equity portfolio

(1) totals different from published figures in quarterly report due to consolidation effects

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WINTERTHUR GROUP
INVESTMENT RESULT (3/3)

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WINTERTHUR GROUP
INVESTMENT PORTFOLIO – ASSET ALLOCATION

Responsive to equity market developments
reduction of equity securities from 18% to 12% in 1H 2002
further reduction of equity securities by CHF 5.4 bn to 9.9 bn (8%) in Q3/02 the equity exposure stands at 7.9 bn (6%)(1)
the equity exposure is further reduced by dynamic hedging of portfolio

(1)	reduced by CHF 2 bn vs reported equity securities (e.g. bond funds, special funds)
(2)	all investments incl. real estate at market value; excluding unit-linked business
(3)	reduced by CHF 4.5bn vs reported figures due to trade accounting on purchased bonds and maturing money market transactions (settlement date)

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WINTERTHUR GROUP
INVESTMENT PORTFOLIO – BY COUNTERPARTY RATING

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WINTERTHUR GROUP
STATUTORY* SOLVENCY AS PER 30 SEPTEMBER 2002

In addition to the Group solvency ratio, Winterthur monitors solvency margins in each jurisdiction where it operates

Winterthur exceeds the local statutory solvency margin requirements in all of these countries

For the 10 largest entities:

The weighted average solvency ratio (local statutory solvency capital divided by the local regulatory capital requirement) is approx. 194%

The ratio ranges from 134% to 481%

* fully delevered for intra-group debt, degeared to account for subsidiary surplus capital only

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LIFE & PENSIONS
GROSS PREMIUMS WRITTEN
% of total, YTD

12.4
14.8
CEE, Asia
6.4
6.9
Germany, UK, Iberia, Benelux
41.7
42.9
Switzerland
51.9
50.2
9M/01
9M/02
12.4
14.8
18.2
21.3
Unit-Linked
81.8
78.7
Traditional
9M/01
9M/02
12.4
14.8
Individual
47.0
52.3
Group
53.0
47.7
9M/01
9M/02
12.4
14.8
50.6
58.5
Single
49.4
41.5
Annual
9M/01
9M/02

Note: 2001 excluding France and Austria

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LIFE & PENSIONS
DEVELOPMENT OF DEFERRED ACQUISITION COSTS

Acquisition costs are capitalized and amortized over the lifetime of a contract.
Winterthur Life & Pensions uses a conservative approach and defers only 30%
of their expenses

The amortization is based on the future profits expected to be realized over the life of the book of contracts

The long-term earned rate ranges between 4.5% to 5.5% (country-specific)

The estimation of future profits is updated and revised twice a year, and the unamortized DAC asset is recalculated from the inception of the contract

If the unamortized DAC cannot be covered by expected gross profits, it has to be reduced accordingly

Winterthur recorded an extraordinary DAC amortization in Q3/02 because future gross profits are lower reflecting the changed asset allocation

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WINTERTHUR INSURANCE
SPLIT BY LINE OF BUSINESS & COMBINED RATIOS

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PRIVATE BANKING
DEVELOPMENT OF GROSS MARGIN

Asset-driven
Transaction-driven
Other revenue
in bp
145
10
48
87
134
3
43
88
123
6
34
83
131
6
34
90
132
6
40
86
133
4
42
87
12
7
6
35
86
11
4
5
26
83
(13 bp)
120
90
60
30
0
Q1
Q2
Q3
Q4
2001
2001
Q1
Q2
Q3
2002
structured investments
brokerage
trading
structured investments
commission on assets
interest margin

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PRIVATE BANKING
AUM BY PRODUCT & CURRENCY

AuM Categories by Product
(incl. investments in funds)

Balanced
Equities
Fixed income
Liquidity & Money markets
13%
29%
31%
27%
15%
26%
32%
27%
16%
22%
34%
28%
12/01
06/02
09/02

- Shift into Structured Investment Products
- Reduction of equities

AuM Categories by Currency

CHF
USD
EUR
Other
31%
36%
27%
6%
32%
34%
28%
6%
30%
35%
29%
6%
12/01
06/02
09/02

- Devaluation of USD
  - 12/01 vs. 09/02 amounts to (11%)

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TAXES	(1/2)

Difference between reported and expected taxes at standard rate almost exclusively attributable to insurance operations

CHF 821 m of the difference relates to accounting for deferred taxes in the German insurance businesses

(1) after deducting amortization of goodwill (non-tax deductible)

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TAXES	(2/2)

In Germany, releases from policyholder bonus reserves are not offset by a corresponding deferred tax benefit from the losses on the equity investments

Write-down on equity investments do not trigger any deferred tax accounting as capital gains/losses on equities are not taxable (since 01/2001)

However, the following non-cash items impact the tax line

Gains on debt securities result in recording a deferred tax liability and expense

Release of the deferred bonus reserves to policyholders results in the release of a deferred tax asset to the income statement as a deferred tax expense
(i.e. the reversal of an accounting timing difference)

All these items are non-cash timing differences

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GROUP COUNTERPARTY EXPOSURE
BY COUNTERPARTY RATING

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GROUP COUNTERPARTY EXPOSURE
INDUSTRY BREAKDOWN

Note:
Current exposure equals committed amount (includes only
drawn commitments) for lending plus mark-to-market for
counterparty trading less credit protection

Total exposure equals "current exposure" plus undrawn
commitments

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CSFB - EMERGING MARKETS EXPOSURE BY REGION
(at close of business September 30, 2002)

in USD m	Americas	CIS/ Europe	Mid. East/ Africa	Asia / Pacific	Total Global
Loans	1,360	1,181	525	1,255	4,320
Loan equivalent exposure	709	228	302	517	1,756
Money market	0	0	0	0	0
F/X, precious metals	709	228	302	517	1,756
Derivatives	0	0	0	0	0
Trading positions	451	829	671	2,563	4,515
Fixed income	402	809	651	2,295	4,157
Equities	49	20	20	269	358
Reverse repos	617	72	29	63	780
Total, gross	3,137	2,309	1,528	4,398	11,372
Net notional FX position	156	(70)	(455)	(1,501)	(1,870)
Provisions	(187)	(18)	(18)	(221)	(443)
Net exposure	3,106	2,221	1,055	2,677	9,059

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CSFB - SELECTED EMERGING COUNTRIES EXPOSURE
(at close of business September 30, 2002)

in USD m	Argentina	Brazil	Mexico	Indonesia	Russia
Loans	227	321	449	419	466
Loan equivalent exposure	56	157	325	57	0
Money market	0	0	0	0	0
F/X, precious metals	56	157	325	57	0
Derivatives	0	0	0	0	0
Trading positions	34	273	3	239	208
Fixed income	34	227	0	239	197
Equities	0	46	3	0	11
Reverse repos	2	476	45	0	19
Total, gross	319	1,227	821	716	693
Net notional FX position	(2)	(129)	318	76	(99)
Provisions	(161)	0	(21)	(169)	0
Net exposure	156	1,098	1,119	623	595

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LEGACY ASSETS

(1) Economic Risk Capital

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"LEGACY" ASSETS
REAL ESTATE

(1)	highly structured financing vehicle for CMBS where CSFB acts as debt provider and minority equity holder
(2)	defined as residential rental properties with at least five rental units

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"LEGACY" ASSETS

DISTRESSED	(1/2)

Net exposure reduced by 68% since 12/1999

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"LEGACY" ASSETS DISTRESSED	(2/2)

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"LEGACY" ASSETS
PRIVATE EQUITY

     * gross of USD 61 million reserves

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"LEGACY" ASSETS
P&L CHARGES

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This presentation contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.
     Words such as “believes,” “anticipates,” “expects,” intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counter-parties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.
     We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82 ____________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date November 14, 2002	By: /s/ David Frick
(Signature)*
* Print the name and title of the signing officer under his signature.	Managing Director

/s/ Karin Rhomberg Hug
Managing Director